Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

Diamond Infant Formula Holding Limited,

Platinum Infant Formula Holding Limited,

Infant Formula Merger Sub Holding Inc.

and

Feihe International, Inc.

Dated as of March 3, 2013

ii

iii

AGREEMENT AND PLAN OF MERGER, dated as of March 3, 2013 (this “Agreement”), among Diamond Infant Formula Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Holdco”), Platinum Infant Formula Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Infant Formula Merger Sub Holding Inc., a Utah corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Feihe International, Inc., a Utah corporation (the “Company”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Utah Revised Business Corporation Act (“URBCA”), Parent, Merger Sub, and the Company will enter into a business combination transaction, pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the special committee of independent directors of the Company Board (the “Special Committee”), has (i) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger (collectively, the “Transactions”), and (iii) resolved to recommend the approval of this Agreement and the Transactions by the shareholders of the Company at the Shareholders’ Meeting (as hereinafter defined), in each case upon the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of each of Holdco, Parent and Merger Sub has determined that this Agreement and the Transactions are advisable and in the best interests of Holdco, Parent and Merger Sub, respectively, and their respective shareholders, and has approved the execution, delivery, and performance by Holdco, Parent and Merger Sub, respectively, of this Agreement and the consummation of the Transactions, and Parent, as the sole shareholder of Merger Sub, has adopted this Agreement and the Transactions, in each case upon the terms and subject to the conditions set forth herein;

WHEREAS, as a condition to and inducement of the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Mr. You-Bin Leng (“Founder”) and Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd (the “Sponsor,” and, together with Founder, the “Guarantors”) have entered into a limited guaranty in favor of the Company to guarantee the due and punctual performance and discharge of certain obligations of Holdco, Parent and Merger Sub under this Agreement; and

WHEREAS, concurrently with the execution of this Agreement, (a) the Founder, Mr. Sheng-Hui Liu and Mr. Hua Liu (collectively, the “Rollover Holders”), Holdco, Parent and the Company have executed a contribution agreement (together with the schedules and exhibits attached thereto, the “Contribution Agreement”), pursuant to which each of the Rollover Holders have agreed, among other things and subject to the terms and conditions set forth therein, to not transfer the Rollover Shares set forth on Exhibit A thereto owned by such Rollover Holders (the “Rollover Shares”) to any third party, and to contribute their Rollover Shares to Parent in connection with the Merger in exchange for newly issued shares of Holdco prior to the consummation of the Merger, and (b) the Rollover Holders, Parent, and

the Company have entered into a voting agreement (together with the schedules and exhibits attached thereto, the “Voting Agreement”), pursuant to which the Rollover Holders have agreed to vote all of the Rollover Shares owned by them at the Shareholders’ Meeting in favor of this Agreement and the Transactions;

WHEREAS, concurrently with the execution of this Agreement, Heilongjiang Feihe Dairy Co., Limited, a subsidiary of the Company organized and existing under the laws of the People’s Republic of China, and Gannan Flying Crane Dairy Products Co., Ltd., a subsidiary of the Company organized and existing under the laws of the People’s Republic of China, have entered into a series of arrangements with Wing Lung Bank, Shanghai Branch in respect of an onshore term loan facility in an amount of RMB15,000,000 for the purpose of general working capital purposes, including (i) the Facility Agreement between Heilongjiang Feihe Dairy Co., Limited and Wing Lung Bank, Shanghai Branch, (ii) the Onshore Framework Agreement between Heilongjiang Feihe Dairy Co., Limited and Wing Lung Bank, Shanghai Branch, (iii) the Intercreditor Deed by and among Parent, Heilongjiang Feihe Dairy Co., Limited, Wing Lung Bank, Shanghai Branch, Gannan Flying Crane Dairy Products Co., Ltd. and the Lenders (as hereinafter defined), and (iv) the mortgages by each of Heilongjiang Feihe Dairy Co. and Gannan Flying Crane Dairy Products Co., Ltd., respectively, as mortgagor in favor of Wing Lung Bank, Shanghai Branch (the agreements referred to in (i) through (iv) and any other agreements contemplated thereby, the “Onshore Debt Financing Agreements”); and

WHEREAS, the Parties desire to make certain representations, warranties, covenants, and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Holdco, Parent, Merger Sub, and the Company hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01      The Merger. Upon the terms of this Agreement and subject to the conditions set forth in Article VII, and in accordance with the URBCA, at the Effective Time (as hereinafter defined), Merger Sub shall be merged with and into the Company.  As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) under the laws of the State of Utah as a wholly owned subsidiary of Parent.  The Merger shall have the effects set forth in the applicable provisions of the URBCA.  Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers, and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities, and duties of the Company and Merger Sub shall become the debts, liabilities, and duties of the Surviving Corporation.

SECTION 1.02       Closing; Closing Date.  Unless this Agreement shall have been terminated pursuant to Section 8.01, and unless otherwise mutually agreed in writing between the Company, Holdco, Parent, and Merger Sub, the closing for the Merger

(the “Closing”) shall take place at 10:00 p.m. (Hong Kong time) at the offices of Skadden, Arps, Slate, Meagher & Flom, 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, on a date to be specified by the Company and Parent (the “Closing Date”), which shall be no later than the third (3rd) Business Day immediately following the day on which the last to be satisfied or, if permissible, waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or, if permissible, waived in accordance with this Agreement.

SECTION 1.03       Effective Time.  Subject to the provisions of this Agreement, as early as practicable on the Closing Date, the parties shall file Articles of Merger providing for the Merger, substantially in the form attached hereto as Annex A (the “Articles of Merger”), with the Utah Division of Corporations and Commercial Code (the “Utah Division”) with respect to the Merger and any other documents required under URBCA to effect the Merger.  The Merger shall become effective upon the Business Day on which the Articles of Merger are duly filed with the Utah Division or on such other date and time as Parent and the Company shall agree in writing (the date and time the Merger becomes effective being the “Effective Time”).

SECTION 1.04       Articles of Incorporation; Bylaws. At the Effective Time, the articles of incorporation and bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the articles of incorporation and bylaws of the Surviving Corporation until thereafter amended as provided by law; provided, however, that, at the Effective Time, Article I of the articles of incorporation of the Surviving Corporation shall be amended to read as follows: “The name of the corporation is Feihe International, Inc.”

SECTION 1.05       Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, and the officers (other than the directors) of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case, unless otherwise determined by Parent prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation, or removal in accordance with the memorandum and articles of association of the Surviving Corporation.

SECTION 1.06       Taking of Necessary Action. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title, and possession to all assets, property, rights, privileges, powers, and franchises of the Company and Merger Sub, the Surviving Corporation, the board of directors of the Surviving Corporation and officers of the Surviving Corporation shall take all such lawful and necessary action, consistent with this Agreement, on behalf of the Company, Merger Sub and the Surviving Corporation.

ARTICLE II

EFFECT ON ISSUED SHARES; EXCHANGE OF CERTIFICATES

SECTION 2.01       Effect of Merger on Issued Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Holdco, Parent, Merger Sub, the Company or the holders of any of the following securities of the Company:

(a) each share of common stock, par value US$0.001 per share, of the Company (a “Share” or, collectively, the “Shares”), issued and outstanding immediately prior to the Effective Time, other than the Rollover Shares, the Dissenting Shares, and any Shares owned by Holdco, Parent, Merger Sub, the Company, or any Company Subsidiary immediately prior to the Effective Time (collectively, the “Excluded Shares”), shall be cancelled in consideration for the right to receive the following: US$7.40 in cash per Share without interest (the “Merger Consideration”) payable in the manner provided in Section 2.04; and (ii) all of the Shares shall no longer be outstanding and shall automatically be cancelled and cease to exist as of the Effective Time, and each certificate (or evidence of shares in book-entry form) that, immediately prior to the Effective Time, represented any such Shares (each such certificate or evidence, a “Share Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.04(b), without interest;

(b) each Excluded Share, other than the Dissenting Shares, shall, by virtue of the Merger and without any action on the part of its holder, be cancelled and cease to exist, without payment of any consideration or distribution therefor; and

(c) each ordinary share, no par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable ordinary share, par value US$0.001 per share, of the Surviving Corporation.  Such ordinary shares shall be the only issued and outstanding share capital of the Surviving Corporation.

SECTION 2.02       Company Equity Awards.

(a) Prior to the Effective Time, the Company, the Company Board, or the compensation committee of the Company Board, as applicable, shall adopt appropriate resolutions and take all other actions that may be necessary to terminate the Company’s Stock Incentive Plans as of the Effective Time, and provide that, immediately prior to the Effective Time,

(i) (1) the vesting and exercisability of each then-unexpired and -unexercised Company Option held by any person (other than the Rollover Holders) immediately prior to the Effective Time shall be fully accelerated, and (2) each then-unexpired and -unexercised Company Option shall be cancelled, and, in exchange therefor, each former holder of any such cancelled Company Option shall be entitled to receive, in consideration of the cancellation of such Company Option and in settlement therefor, a payment in cash (subject to any applicable withholding or other Taxes required by applicable Law to be withheld in accordance with Section 2.04(j)) of an amount equal to the product of (A) the total number of Shares previously subject to such Company Option and (B) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such Company Option, to be paid by the Surviving Corporation or one of its subsidiaries, as soon as practicable after the Effective Time (without interest) (such amounts payable hereunder being referred to as the “Option Payments”); provided, that if the Exercise Price of any such Company Option is equal to or greater than the Merger Consideration, such Company Option shall be cancelled without any payment therefor; and

(ii) (1) the vesting of all then-unvested Company Restricted Shares held by any person immediately prior to the Effective Time shall be fully accelerated, and (2) each then-outstanding Company Restricted Share shall be automatically converted into the right to receive the Merger Consideration on the terms and conditions set forth in Section 2.01(a), subject to any withholding of Taxes required by applicable Law to be withheld in accordance with Section 2.04(j).

(b) From and after the Effective Time, neither Parent nor the Surviving Corporation shall be required to issue Shares, other share capital of the Company or the Surviving Corporation or any other consideration (other than as required by this Section 2.02) to any person pursuant to or in settlement of any Company Equity Award and each former holder of a Company Equity Award shall cease to have any rights with respect thereto, except the right to receive the cash payment as provided in this Section 2.02 or Section 2.01(a), as the case may be.

SECTION 2.03       Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the URBCA, Shares that are outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights of dissent in accordance with Section 1302 of URBCA (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration in accordance with Section 2.01(a) of this Agreement, but shall, by virtue of the Merger, represent only the right to receive the payment of the appraised value of such Shares held by them in accordance with the provisions of the URBCA; provided, that all Shares held by such shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Shares under Section 1302 of the URBCA shall thereupon (i) not be deemed to be Dissenting Shares, and (ii) be and be deemed to have been cancelled, as of the Effective Time, in consideration for the right to receive the Merger Consideration, without any interest thereon, in the manner provided in Section 2.04.

(b) The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company and any other instruments served pursuant to the URBCA, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law and received by the Company relating to its shareholders’ rights of appraisal, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the URBCA.  The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

SECTION 2.04       Exchange of Share Certificates, Etc.

(a) Paying Agent.  Prior to the Closing Date, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration in accordance with this Section 2.04, and, in connection therewith, shall enter into an agreement with the Paying Agent in the form reasonably acceptable to the Company.  At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares (other than the Excluded Shares), Company Options and Company RSUs, cash in an amount sufficient for the Paying Agent to make payments under Section 2.01(a) and, subject to 2.04(c), Section 2.02(a) (such cash being hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedures.  As promptly as practicable after the Effective Time (and, in any event, not later than the fifth Business Day following the Effective Time, in the case of record holders, and not later than the third Business Day following the Effective Time, in the case of the Depository Trust Company or its nominee on behalf of beneficial holders holding through brokers, nominees, custodians or through a third party), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each person who was, at the Effective Time, a registered holder of Shares entitled to receive the Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Share Certificates held by such person shall pass, only upon proper delivery of Certificates to the Paying Agent or affidavits of loss in lieu of the Share Certificates as provided in Section 2.04(d), and the manner in which the delivery of the Exchange Fund to registered holders of Shares shall be effected, and such other provisions as Parent and the Company may reasonably agree); and (ii) instructions for use in effecting the surrender of any Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 2.04(d)) and/or such other documents as may be required in exchange for the Merger Consideration.  Upon surrender of a Share Certificate (or affidavits of loss in lieu of the Share Certificates as provided in Section 2.04(d)) and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each holder of Shares represented by such Share Certificate (or affidavits of loss in lieu of the Share Certificates as provided in Section 2.04(d)) shall be entitled to receive in exchange therefor a check or wire transfer, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavits of loss in lieu of the Share Certificates as provided in Section 2.04(d)) multiplied by (y) the Merger Consideration, and the Share Certificate so surrendered shall forthwith be marked as cancelled.  As promptly as practicable after the Effective Time (and, in any event, not later than the third Business Day following the Effective Time), the Paying Agent shall issue and deliver to each holder of uncertificated Shares represented by book-entry (“Book-Entry Shares”) a check or wire transfer for the amount of cash that such holder is entitled to receive pursuant to Section 2.01(a) in respect of such Book-Entry Shares, without such holder being required to deliver a Share Certificate or an executed letter of transmittal to the Paying Agent, and such Book-Entry Shares shall then be cancelled.  No interest shall be paid or will accrue on any amount payable in respect of the  Shares pursuant to the provisions of this Article II.  In the event of a transfer of ownership of Shares that is not registered in the transfer record of the Company, it shall be a condition of payment that such Share Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Share Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable.  Until surrendered as contemplated by this Section 2.04(b), each Share Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration as contemplated by this Article II, without interest.

(c) Payment of Option Payments to Company.  As promptly as practicable after the Effective Time (and, in any event, not later than the third Business Day following the Effective Time), the Paying Agent shall transmit to the Surviving Corporation and/or one of its Subsidiaries an amount in cash in immediately available funds equal to the Option Payments required to be paid to former holders of Company Options pursuant to Section 2.02(a); provided, that, notwithstanding Section 2.04(a), Parent may, in lieu of depositing the amount of the Option Payments required to be paid under Section 2.02(a) to the Paying Agent pursuant to Section 2.04(a), transmit such amounts by wire transfer of immediately available funds to the Surviving Corporation and/or one of its Subsidiaries at the Effective Time, whereupon all other obligations under this Section 2.04(c) shall terminate.

(d) Lost Certificates.  If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the board of directors of the Surviving Corporation, the posting by such person of a bond, in such form and amount as the board of directors of the Surviving Corporation may direct, and with such surety or sureties as may be satisfactory to the board of directors of the Surviving Corporation, as indemnity of the Surviving Corporation and its transfer agents and registrars (if any) against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of such lost, stolen or destroyed Share Certificate an amount equal to the Merger Consideration multiplied by the number of Shares represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a).

(e) Untraceable Shareholders.  Remittances for the Merger Consideration shall not be sent to holders of Shares who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details prior to the Effective Time.  A holder of Shares will be deemed to be untraceable if such person has no registered address in the record of shareholders  maintained by the Company under Section 16-10a-1601(3) of the URBCA, and either (i) on the last three (3) successive occasions on which a distribution of a dividend or interest with respect to such Shares has been mailed by the Company in the form of a check payable to such person at the address shown on the Company’s current record of shareholders, and has been returned as undeliverable (and, in any such case, no valid claim in respect thereof has been communicated in writing to the Company), or (ii) notice of the Shareholders’ Meeting convened to vote on the Merger has been sent to such person by first-class mail at the address as shown on the records of the Company, and has been returned as undeliverable and at least one notice of the prior annual or other meeting of the shareholders, or the taking of action by written consent without a meeting, has been mailed, addressed to the shareholder at the shareholder’s address as shown on the records of the Company, and returned as undeliverable.

(f) Adjustments to Merger Consideration. The Merger Consideration shall be adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares occurring on or after the date hereof and prior to the Effective Time.

(g) Investment of Exchange Fund.  The Exchange Fund, pending its disbursement in accordance with this Article II, shall be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Corporation in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion.  Earnings from investments shall be the sole and exclusive property of Parent and the Surviving Corporation, and any amounts in excess of the aggregate amounts payable under Sections 2.01(a) and 2.02(a) shall be returned to the Surviving Corporation in accordance with Section 2.04(h).  To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under Sections 2.01(a) and 2.02(a), Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments under Sections 2.01(a) and 2.02(a).

(h) Termination of Exchange Fund.  Any portion of the Exchange Fund (including any income or proceeds thereof or of any investment thereof) that remains undistributed to the holders of Shares at six (6) months after the Effective Time shall be delivered to the Surviving Corporation, and any holders of Shares who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for the cash to which they are entitled pursuant to Sections 2.01(a) and 2.02(a).  Any portion of the Exchange Fund remaining unclaimed by holders of Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any person previously entitled thereto.

(i) No Liability.  None of the Paying Agent, Parent or the Surviving Corporation shall be liable to any holder of Shares for any such Shares (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(j) Withholding Rights.  Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares or Company Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of U.S. federal, state, local or foreign Tax law.  To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Paying Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares or Company Equity Awards in respect of which such deduction and withholding was made by Parent, the Surviving Corporation, the Paying Agent or the Depositary, as the case may be.  Each former holder of Shares or Company Equity Awards shall be personally responsible for the proper reporting and payment of all Taxes (other than the reporting and withholding obligations described above in this Section 2.04(j)) related to any Merger Consideration payable under this Agreement.

SECTION 2.05       No Transfers.  At the Effective Time, (a) the stock ledger books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock ledger books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time, and (b) the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law.  On or after the Effective Time, any Share Certificates presented to the Paying Agent, Parent, or Surviving Corporation for transfer or any other reason shall be canceled and (except for the Excluded Shares) exchanged for the cash consideration to which the holders thereof are entitled pursuant to Section 2.01(a).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) the Company Disclosure Letter (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection), or (b) the Company SEC Reports prior to the date of this Agreement (without giving effect to any amendment to any such SEC Report filed on or after the date hereof and excluding disclosures in the Company SEC Reports contained in the “Risk Factors” and “Forward Looking Statements” sections to the extent they are general, nonspecific, forward-looking or cautionary in nature, in each case, other than specific factual information contained therein), the Company hereby represents and warrants to Holdco, Parent and Merger Sub that:

SECTION 3.01       Organization and Qualification.

(a) Each of the Company and each Company Subsidiary (i) is a legal entity duly organized and validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the laws of the jurisdiction of its organization, (ii) has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted, and (iii) is duly qualified or licensed to do business, and is in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing), in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary, except, with respect to clauses (i) (but solely with respect to the Company Subsidiaries), (ii) and (iii), for any such failures to be duly organized or validly existing, to have such power and authority or to be so qualified or licensed or in good standing as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) A true and complete list of all Company Subsidiaries and all other entities in which the Company and/or any Company Subsidiary owns any non-controlling equity interest (other than any indirect equity interest held through a cash management vehicle such as a mutual fund), together with the jurisdiction of organization of each such Company Subsidiary and entity and the percentage of the outstanding issued share capital or registered capital, as the case may be, of each such Company Subsidiary and entity owned by the Company and/or each other Company Subsidiary, is set forth in Section 3.01(b) of the Company Disclosure Letter.  Except as disclosed in Section 3.01(b) of the Company Disclosure Letter, there are no other entities in which the Company or any Company Subsidiary controls or owns, of record or beneficially, any direct or indirect Equity Securities except for any such corporation, association or other entity that is not material to the business of the Company and the Company Subsidiaries, taken as a whole.

SECTION 3.02       Articles of Incorporation; Bylaws. The Company has heretofore furnished or otherwise made available to Parent a complete and correct copy of the articles of incorporation of the Company, as amended to date (the “Articles of Incorporation”), and the bylaws of the Company (the “Bylaws”) as currently in effect.  The Articles of Incorporation and the Bylaws are in full force and effect as of the date hereof.  The Company has furnished or otherwise made available to Parent a complete and correct copy of the articles of incorporation, bylaws or equivalent organizational documents, each as amended or modified to date, of each Company Subsidiary as in effect as of the date of this Agreement, and such articles of incorporation, bylaws or equivalent organizational documents are in full force and effect as of the date hereof.  Neither the Company nor any Company Subsidiary is in violation of any of the provisions of its articles of incorporation, bylaws or equivalent organizational documents in any material respect.

SECTION 3.03       Capitalization.

(a) The authorized share capital of the Company consists of 50,000,000 Shares of a par value of US$0.001 per share.  As of March 3, 2013, (i) 19,784,291 Shares were issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, (ii) an aggregate of 1,054,000 Shares were subject to outstanding Company Options, (iii) no Company Restricted Shares were outstanding, and (iv) no Shares were held in the treasury of the Company.  Except as set forth in this Section 3.03, there are no options, warrants, or preemptive, conversion, redemption, share appreciation, repurchase or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock, share capital or registered capital, as the case may be, of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any Equity Securities in the Company or any Company Subsidiary.  The Company does not have outstanding any bonds, debentures, notes or other obligations, the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(b) Section 3.03(b) of the Company Disclosure Letter sets forth the following information with respect to each Company Equity Award outstanding as of the date hereof: (i) the name of the Company Equity Award recipient; (ii) the particular Stock Incentive Plan, pursuant to which such Company Equity Award was granted; (iii) the number of Shares subject to such Company Equity Award; (iv) in the case of Company Options, the exercise price of such Company Equity Award; (v) the date on which such Company Equity Award was granted; (vi) the vesting schedule and other vesting conditions (if any) of such Company Equity Award; and (vii) the date on which such Company Equity Award expires.  Each grant of Company Equity Awards was duly made in compliance with the terms of the applicable Stock Incentive Plan and all applicable Laws in all material respects.  Except as set forth in Section 3.03(b) of the Company Disclosure Letter and except as otherwise expressly provided pursuant to the terms of this Agreement, there are no commitments or agreements of any character to which the Company or any Company Subsidiary is bound obligating the Company or any Company Subsidiary to accelerate the vesting of any Company Equity Award as a result of the Merger.

(c) Prior to the date hereof, the Company has made available to Parent accurate and complete copies of (i) the Stock Incentive Plans, pursuant to which the Company has granted the Company Equity Awards that are currently outstanding, and (ii) the form of award agreement used to evidence such Company Equity Awards, including any award agreements used to evidence such Company Equity Awards with terms that are materially different from those set forth in the form of award agreement.

(d) Except as otherwise expressly provided pursuant to the terms of this Agreement, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Shares or any share capital or registered capital, as the case may be, of any Company Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other person.

(e) The outstanding capital stock, share capital or registered capital, as the case may be, of each Company Subsidiary and each other entity in which the Company and/or any Company Subsidiary owns any non-controlling equity interest (other than any indirect equity interest held through a cash management vehicle, such as a mutual fund) (as set forth in Section 3.01(b) of the Company Disclosure Letter) is duly authorized, validly issued, fully paid and non-assessable, and, except as set forth in Section 3.03(e) of the Company Disclosure Letter, the portion of the outstanding capital stock, share capital or registered capital, as the case may be, of each Company Subsidiary and each other such entity owned directly or indirectly by the Company (as set forth in Section 3.01(b) of the Company Disclosure Letter) is owned by the Company or a Company Subsidiary free and clear of all Liens (other than Permitted Liens).  Except as set forth in Section 3.03(e) of the Company Disclosure Letter, the Company or any Company Subsidiary has the unrestricted right to vote, and (subject to limitations imposed by applicable Law) to receive dividends and distributions on, all equity securities of its subsidiaries and other entities as owned by the Company or any Company Subsidiary.

SECTION 3.04       Authority Relative to this Agreement; Fairness.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other Transactions.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by the Company Board and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the Transactions, in each case, other than the Requisite Company Vote and the filing of the Articles of Merger with the Utah Division as required under the URBCA.  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Holdco, Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b) The Special Committee comprises three (3) members of the Company Board, each of whom qualifies as “independent directors” (as such term is defined in Section 303A of the New York Stock Exchange Listed Company Manual).  On or prior to the date of this Agreement, the Company Board, acting upon the unanimous recommendation of the Special Committee, has determined that this Agreement and the Transactions, on the terms and subject to the conditions set forth herein, are fair to and in the best interests of the Company and its shareholders (other than Parent and its Affiliates), and validly adopted resolutions (i) approving and adopting this Agreement and approving the Transactions,

(ii) directing that this Agreement and the Transactions be submitted to the holders of Shares for approval, and (iii) subject to the terms of this Agreement (including Section 6.04), resolving to recommend that holders of Shares vote in favor of approving this Agreement and the Transactions in accordance with the terms hereof (the “Company Recommendation”).

(c) The Special Committee has received from Oppenheimer & Co. Inc. (the “Financial Advisor”) its written opinion, subject to the limitations, qualifications, and assumptions set forth therein, that, as of the date hereof, the Merger Consideration to be received by the holders of Shares (other than Excluded Shares) is fair from a financial point of view to such holders, a copy of which opinion will be delivered to Parent promptly after the date of this Agreement.  The Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement.

SECTION 3.05       No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Transactions will not, (i) assuming the Requisite Company Vote is obtained, conflict with or violate the Articles of Incorporation or the Bylaws or any equivalent organizational documents of any Company Subsidiary, (ii) assuming (solely with respect to performance of this Agreement and consummation of the Transactions) that the matters referred to in Section 3.05(b) are complied with and the Requisite Company Vote is obtained, conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iii) result in any material breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any Company Subsidiary pursuant to, any Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), for any such conflict, violation, breach, default, right or other occurrence that would not have a Company Material Adverse Effect or prevent, materially delay or materially impede the  performance by the Company of its obligations under this Agreement or the consummation of the Transactions.

(b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the requirements of U.S. federal or state securities Laws, including the filing of a Schedule 13E-3, the furnishing of a Schedule 14A with the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and/or the Proxy Statement (including related correspondences) to respond to comments of the Securities and Exchange Commission (the “SEC”), if any, on such documents, (ii) for compliance with the rules and regulations of the New York Stock Exchange (“NYSE”), (iii) for the filing of the Articles of Merger and related documentation with the Utah Division pursuant to the URBCA, and (iv) where the failure to obtain or make, as applicable, any such consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority would not be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

SECTION 3.06       Permits; Compliance with Laws.

(a) The Company and the Company Subsidiaries are, and since the Applicable Date have been, in compliance with all Laws applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound, except for such non-compliance that would not have a Company Material Adverse Effect.  Neither the Company nor any Company Subsidiary has received any notice or communication of any material non-compliance with any applicable Laws that has not been cured.  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and the Company Subsidiaries hold all permits, licenses, authorizations, exemptions, certificates, orders, consents, approvals, grants, registrations, clearances and franchises from applicable Governmental Authorities necessary for each of the Company or the Company Subsidiaries to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted (the “Material Company Permits”).  All such Material Company Permits are valid and in full force and effect, except where the failure to be valid or in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect.  The Company and each Company Subsidiary is in compliance with the terms of the Material Company Permits, except for such non-compliance that would not, individually or in the aggregate, have a Company Material Adverse Effect.  Without limiting the generality of the foregoing, all permits and licenses by, or filings and registrations with, Governmental Authorities in the People’s Republic of China (“PRC”) that are material to the Company and the Company Subsidiaries taken as a whole and required to be obtained or made in respect of the Company Subsidiaries incorporated in the PRC with respect to their registered capital and operations as they are now being conducted, including but not limited to registrations with the State Administration for Industry and Commerce, the State Administration of Foreign Exchange (“SAFE”), and the State Administration of Taxation, and their respective local counterparts, have been duly completed in all material respects in accordance with applicable PRC Laws.

(b) Each of the Company Subsidiaries that is organized in the PRC has complied in all material respects with all applicable PRC Laws regarding the contribution and payment of its registered capital.

(c) The Company and the Company Subsidiaries, the directors and officers of the Company and each Company Subsidiary, and, to the knowledge of the Company, the employees of the Company and each Company Subsidiary and agents acting on behalf of the Company and the Company Subsidiaries, have not offered, paid, promised to pay or authorized the payment of any money or anything else of value, whether directly or through another person, to:

(i) any Governmental Official in order to (A) influence any act or decision of any Governmental Official, (B) induce such Governmental Official to use his or its influence with a Governmental Authority or Government Instrumentality, or (C) otherwise secure any improper advantage;

(ii) any political party or official thereof or any candidate for political office in order to unlawfully (A) influence any act or decision of such party, official or candidate in its or his official capacity, (B) induce such party, official or candidate to use his or its influence with a Governmental Authority or Government Instrumentality, or (C) otherwise secure any improper advantage; or

(iii) any other person in any manner that would constitute commercial bribery or an illegal kickback, or would otherwise violate any Applicable Anti-bribery Law.

(d) The Company and the Company Subsidiaries have not conducted or initiated an internal investigation, made a voluntary or other disclosure to a Governmental Authority, or received any notice, citation, report or allegation, including any oral complaint, allegation, assertion or claim, on a hotline or whistleblower or similar telephone line or service, related to alleged violations of Applicable Anti-bribery Law.  No Governmental Official, no political party official, and no candidate for office of a Governmental Official serves as an officer or director of the Company or any Company Subsidiary.

(e) None of the Company, any Company Subsidiary or any directors or executive officers of the foregoing, or, to the knowledge of the Company, any employee, representative, agent or Affiliate of the Company or any Company Subsidiary (i) is currently the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC Sanctions”); (ii) has, for the past three years, engaged in any dealings or transactions in or with any country or territory that, at the time of the dealing or transaction, was the subject of any OFAC Sanctions; nor (iii) has violated, or operated not in compliance with, any export restrictions, anti-boycott regulations, embargo regulations or other applicable domestic or foreign Laws.

SECTION 3.07       SEC Filings; Financial Statements.

(a) The Company has filed or otherwise furnished (as applicable) all forms, reports and documents required by U.S. federal securities Laws and the rules of the NYSE to be filed by it with the SEC since January 1, 2010 (the “Applicable Date”) (the forms, reports and other documents filed since the Applicable Date and those filed subsequent to the date hereof, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Reports”).  As of the date of filing, in the case of Company SEC Reports filed pursuant to the Exchange Act (and to the extent such Company SEC Reports was amended or supplemented, then as of the date of filing of such amendment or supplement), and as of the date of effectiveness in the case of Company SEC Reports filed pursuant to the Securities Act of 1933, as amended (the "Securities Act") (and to the extent such Company SEC Report was amended, then as of the date of effectiveness of such amendment), the Company SEC Reports (i) complied as to form in all material respects with either the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, each as in effect on the date so filed or effective, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  No Company Subsidiary is required to file any form, report or other document with the SEC.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Reports was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and each fairly presents, in all material respects, the consolidated financial position, results of operations, changes in equity and cash flows of the Company and its consolidated Company Subsidiaries as of the respective dates thereof or for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments which have not and would not have a Company Material Adverse Effect and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements).

(c) Neither the Company nor any Company Subsidiary has any liabilities of any nature (whether accrued, absolute, determined, determinable, fixed or contingent) which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP, except for liabilities (i) reflected or reserved against in the consolidated balance sheet included in its annual report filed on Form 10-K for the period ended December 31, 2011 (including the notes thereto), included in the Company SEC Reports, (ii) incurred pursuant to this Agreement or in connection with the Transactions, (iii) incurred since December 31, 2011 in the ordinary course of business, (iv) which have been discharged or paid in full prior to the date of this Agreement, or (v) which do not and would not have a Company Material Adverse Effect.

(d) Subject to any applicable grace periods, the Company has been and is in compliance in all material respects with (A) the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) that are applicable to it, and (B) the applicable listing and corporate governance rules and regulations of the NYSE.

(e) The Company has established and maintains a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) that are designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of financial statements of the Company and its Subsidiaries for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect in all material respects the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.

(f) The Company and each of the Company Subsidiaries have established and maintained disclosure controls and procedures (as defined in and required by Rules 13a-15 and 15d-15 of the Exchange Act) reasonably designed to ensure that information required to be disclosed by the Company in the reports it files under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and related forms, and that such information is accumulated and communicated to the Company’s chief executive officer and chief financial officer (or persons performing similar functions), as appropriate, to allow timely decisions regarding required disclosure.  Except as set forth in Section 3.07(f) of the Company Disclosure Letter, neither the Company nor, to the Company’s knowledge, its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board’s Statement of Auditing Standards 115) in the design or operation of the internal controls and procedures of the Company which are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data, in each case which has not been subsequently remediated.  To the Company’s knowledge, there is no fraud that involves the management of the Company or other employees who have a significant role in the internal controls over financial reporting utilized by the Company.

SECTION 3.08       Absence of Certain Changes or Events.

Since March 30, 2012 through the date of this Agreement and except as set forth in Section 3.08 of the Company Disclosure Letter or as expressly contemplated by this Agreement, the Company and the Company Subsidiaries have conducted their businesses in all material respects in the ordinary course and in a manner consistent with past practice, and there has not been (a) any event, occurrence or development that has had or that would reasonably be expected to result in a Company Material Adverse Effect; (b) any declaration, setting aside or payment of any dividend or other distribution in cash, stock, property or otherwise in respect of the Company’s or any Company Subsidiary’s Equity Securities, except for any dividend or distribution by a Company Subsidiary to the Company or another Company Subsidiary; (c) any redemption, repurchase or other acquisition of any Equity Securities of the Company or any Company Subsidiary by the Company or any Company Subsidiary (other than repurchase of Shares to satisfy obligations under any Stock Incentive Plans or other similar plans or arrangements, including the withholding of Shares in connection with the exercise or settlement of Company Equity Awards in accordance with the terms and conditions of such awards); (d) any material change by the Company in its accounting principles, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto; (e) any material Tax election made by the Company or any of its subsidiaries, or any settlement or compromise of any material Tax liability by the Company or any of its subsidiaries, other than in the ordinary course of business; or (f) any material increase in the compensation or benefits payable or to become payable to its officers or employees (it being understood that any increase of 10% or less in the aggregate compensation or benefits payable to an officer or employee effected in the ordinary course of business shall not be deemed a “material increase” for purposes of this Section 3.08(f)).

SECTION 3.09       Absence of Litigation.

(a) Except as set forth in Section 3.09(a) of the Company Disclosure Letter, as of the date hereof, there is no litigation, suit, claim, action, demand letter, or any judicial, criminal, administrative or regulatory proceeding, hearing, investigation, or formal or informal regulatory document production request proceeding (an “Action”) pending or, to the knowledge of the Company, threatened in writing against the Company or any Company Subsidiary, or to which any of their material properties or assets is subject, before any Governmental Authority which (i) has, or if decided adversely against the Company would have, individually or in the aggregate, a Company Material Adverse Effect or (ii) seeks to enjoin, restrain, or prevent the Merger.

(b) As of the date hereof, neither the Company nor any Company Subsidiary nor any of their material property or assets is subject to any order, writ, judgment, injunction, decree or award (in each case, other than those of general application that apply to similarly situated companies) which is continuing, except as would not have a Company Material Adverse Effect.

SECTION 3.10       Labor and Employment Matters.

(a) Except as set forth in Section 3.10(a) of the Company Disclosure Letter, there are no material controversies pending or, to the knowledge of the Company,

threatened between the Company or any Company Subsidiary and any of their respective employees or contractors (collectively, “Company Personnel”).  Neither the Company nor any Company Subsidiary is a party to or bound by any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any Company Subsidiary.  To the knowledge of the Company and except as would not individually or in the aggregate have a Company Material Adverse Effect, there are no unfair labor practice complaints pending, or threatened, against the Company or any Company Subsidiary before any Governmental Authority.  There is no organized strike, slowdown, work stoppage or lockout, or, to the knowledge of the Company, threat thereof, by or with respect to any Company Personnel.

(b) Except as set forth in Section 3.10(b) of the Company Disclosure Letter or as would not have a Company Material Adverse Effect, the Company and the Company Subsidiaries are in compliance with all applicable Laws relating to employment and employment practices, including those related to wages, work hours, shifts, overtime, Social Security Benefits, holidays and leave, collective bargaining terms and conditions of employment and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority and have in all respects withheld and paid in full to the appropriate Governmental Authority, or are holding for payment not yet due to such Governmental Authority, all amounts required to be withheld from or paid with respect to Company Personnel (including the withholding and payment of all individual income taxes and contributions to Social Security Benefits payable), and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing.  Except as would not have a Company Material Adverse Effect, there is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted and is now pending or threatened with respect to the Company.

(c) Section 3.10(c) of the Company Disclosure Letter contains a true and complete list of each material deferred compensation, bonus or other incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or arrangement; each material severance or termination pay, medical, surgical, hospitalization, life insurance and other “welfare” plan, fund or program (within the meaning of section 3(1) of the Employee Retirement Income Security Act of 1974, as amended(“ERISA”)) or other material “pension” plan, fund or program (within the meaning of section 3(2) of ERISA), in  each case, that is sponsored, maintained or contributed to by the Company or by any trade or business, whether or not incorporated (an “ERISA Affiliate”), that together with the Seller would be deemed a “single employer” within the meaning of section 4001(b) of ERISA, or to which the Company or an ERISA Affiliate is party, for the benefit of any Company Personnel or any former Company Personnel (the “Company Plans”).

(d) The Company has made available to Parent true and complete copies of each Company Plan.

(e) No material liability under Title IV or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full.

(f) No Company Plan is currently or has at any time during the past six years been subject to Title IV of ERISA.  Without limiting the generality of the foregoing, no Company Plan is currently, or has at any time during the past six years been, a “multiemployer plan,” as defined in Section 3(37) of ERISA, nor is any Company Plan currently, or has at any time during the past six years been, a plan described in Section 4063(a) of ERISA.

(g) Each Company Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Internal Revenue Code of 1986, as amended, either: (1) has received a favorable determination letter stating that it is so qualified (or that the master or prototype form on which the plan is established is so qualified) and, to the knowledge of the Company, no condition exists that would reasonably be expected to adversely affect such qualification; or (2) still has a remaining period of time in which to apply for or receive such letter and to make any amendments necessary to obtain a favorable determination.

(h) No Company Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Company Subsidiary for periods extending beyond their retirement or other termination of service, other than coverage mandated by applicable Law.

(i) No amounts payable under the Company Plans will fail to be deductible for United States federal income tax purposes by virtue of Section 280G of the Code.

(j) Each Company Plan is and has at all times been operated and administered in compliance with the provisions thereof and all applicable Law in all material respects.  Each contribution or other payment that is required to have been accrued or made under or with respect to any Company Plan has been duly accrued and made on a timely basis in all material respects.  There are no claims (excluding claims for benefits incurred in the ordinary course) or legal proceedings pending or, to the knowledge of the Company, threatened against any Company Plan or against the assets of any Company Plan.

(k) Except as set forth on Section 3.10(k) of the Company Disclosure Letter and except as contemplated by this Agreement, no Company Plan exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement, or the Transactions (whether alone or in connection with any subsequent event(s) which, standing alone, would not by itself trigger such entitlement or acceleration), will entitle any Company Personnel to (i) material compensation or benefits (including any severance payment or benefit) or any material increase in compensation or benefits upon any termination of employment under or with respect to any Company Plan on or after the date of this Agreement, or (ii) accelerate the time of payment or vesting or result in any material payment or funding of compensation or benefits under, materially increase the amount payable or result in any other material obligation pursuant to any of the Company Plans.

(l) With respect to each Company Plan which is maintained under the laws of a jurisdiction other than the United States (each, a “Foreign Benefit Plan”):

(i) all employer and employee contributions to each Foreign Benefit Plan required by applicable Law or by the terms of such Foreign Benefit Plan have been made in all material respects, or, if applicable, accrued, in accordance with normal accounting practices;

(ii) the fair market value of the assets of each funded Foreign Benefit Plan as to which the Company or a Company Subsidiary would be liable for any funding shortfall is sufficient to procure or provide for the accrued benefit obligations, as of the Closing Date, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Benefit Plan in all material respects; and

(iii) each Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities in all material respects.

SECTION 3.11       Real Property; Title to Assets.

(a) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company or a Company Subsidiary holds good and valid title to, or (where title ownership is not available to private parties in the jurisdiction in which such real property is located) valid land-use rights and/or building ownership rights, as applicable, in, or good and valid leasehold interests (whether as lessee or sublessee) in, all real property used or held for use in the Company’s business as currently conducted, in each case free and clear of all Liens, except for Permitted Liens, (ii) in the case of real property owned by the Company or any Company Subsidiary, the Company or a Company Subsidiary has paid in full any and all amounts (including, if applicable, land-grant premiums) required under applicable Law in connection with securing such title to or land-use rights in such real property, and (iii) there are no material contractual or legal restrictions that preclude or restrict the ability to use any real property owned or leased by the Company or any Company Subsidiary and that are material to the business of the Company and the Company Subsidiaries, taken as a whole, for the purposes for which such real property is currently being used.

(b) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has good and valid title to, or, in the case of leased properties and assets, good and valid leasehold interests (whether as lessee or sublessee) in, all of tangible personal property necessary to conduct the Company’s business as currently conducted, free and clear of all Liens (except for Permitted Liens), assuming the timely discharge of all obligations owing under or related to the tangible personal property; provided, that that no representation or warranty is made under this Section 3.11(b) with respect to any real property or Intellectual Property.

SECTION 3.12     Intellectual Property.

(a) Section 3.12 of the Company Disclosure Letter sets forth a list, accurate and complete in all material respects, of all patents, registered copyrights and registered trademarks and service marks, and all pending applications with respect to any of the foregoing, that are owned by the Company or any of the Company Subsidiaries and used by the Company or any of the Company Subsidiaries in the conduct of their respective businesses as conducted as of the date hereof.  All of such items are owned solely by the Company or any of the Company Subsidiaries, free and clear of all Liens (except in all cases for Permitted Liens and those Liens disclosed on Section 3.12 of the Company Disclosure Letter), are subsisting and unexpired, and, to the knowledge of the Company, issued patents or registrations in respect thereof are valid and enforceable, in each case, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company or one of the Company Subsidiaries owns or has been granted a license to use all Intellectual Property that the Company or any of the Company Subsidiaries are using in, and which ownership and licenses are necessary to, the conduct of their respective businesses as currently conducted; (ii) there are no pending or, to the knowledge of the Company, threatened claims, actions or proceedings by any person alleging infringement, dilution or misappropriation by the Company or any of the Company Subsidiaries of the Intellectual Property of such person or challenging the validity, enforceability or ownership of, or the right to use, any Intellectual Property owned by the Company or any of the Company Subsidiaries; (iii) the conduct of the businesses of the Company and the Company Subsidiaries as currently conducted does not infringe, dilute or misappropriate any Intellectual Property of any person; (iv) to the knowledge of the Company, no person is infringing or misappropriating any Intellectual Property owned by the Company or any of the Company Subsidiaries; (v) the Company and the Company Subsidiaries have taken reasonable steps to protect the confidentiality of their trade secrets; and (vi) no Intellectual Property owned by the Company or any of its subsidiaries is subject to any outstanding order, judgment or decree restricting or limiting the use or licensing thereof by the Company or any of the Company Subsidiaries.

SECTION 3.13       Taxes

(a) The Company and each Company Subsidiary has timely filed all income and other material Tax Returns required to be filed by them and have paid and discharged or properly accrued for in accordance with GAAP all material Taxes required to be paid or discharged or properly accrued for (whether or not shown to be due on any Tax Return), other than such payments as are being contested in good faith by appropriate proceedings.  All such Tax Returns are true, accurate and complete in all material respects.  No Governmental Authority is now asserting or, to the knowledge of the Company, threatening to assert against the Company or any Company Subsidiary any material deficiency or claim for any Taxes or interest thereon or penalties in connection therewith.  There are no pending or, to the knowledge of the Company, threatened Actions for the assessment or collection of Taxes against the Company or any Company Subsidiary.  The Company and the Company Subsidiaries have each withheld, collected and deposited or accrued for in accordance with GAAP all Taxes that are required to be withheld, collected and deposited or accrued for in accordance with GAAP under applicable Law.  Neither the Company nor any Company Subsidiary has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax.  The accruals and reserves for Taxes reflected on the face of the balance sheets (rather than any notes thereto) contained in the most recent audited financial statements included in the Company SEC Reports are reasonably adequate to cover substantially all Taxes accruable through such date (including interest and penalties, if any, thereon) in accordance with GAAP.  There are no Tax Liens upon any Equity Security, property or assets of the Company or any Company Subsidiary except for Liens described in clause (ii) of the definition of Permitted Liens.  No Company Subsidiary is considered a “resident enterprise” of the PRC or tax resident in any jurisdiction other than its jurisdiction of formation.

(b) The Company and each Company Subsidiary have, in accordance with applicable Law, duly registered with the relevant Governmental Authority, obtained and maintained the validity of all national and local Tax registration certificates and complied with all material requirements imposed by such Governmental Authorities.  No submissions made on behalf of the Company or any Company Subsidiary to any Governmental Authority in connection with obtaining any material Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates contained any material misstatement or omission that would have prohibited the granting of such Tax exemptions, preferential treatments or rebates.  No suspension, revocation or cancellation of any such Tax exemptions, preferential treatments or rebates is pending or, to the knowledge of the Company, threatened.

SECTION 3.14       Material Contracts.

(a) Except for this Agreement (and the Contracts contemplated hereunder), Contracts filed or incorporated by reference in the Company SEC Reports filed prior to the date hereof or Contracts set forth in Section 3.14(a) of the Company Disclosure Letter, none of the Company or any Company Subsidiary is a party to or bound by (each Contract of the type described in clause (i)-(ix), whether or not set filed or incorporated by reference in the Company SEC Reports filed prior to the date hereof or set forth in Section 3.14(a) of the Company Disclosure Letter, is referred to herein as a “Material Contract.”):

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K) to be performed after the date of this Agreement;

(ii) any agreement that involves future expenditures or receipts by the Company or any Company Subsidiary of more than US$1,000,000 (or an equivalent amount in RMB) in any one-year period that cannot be terminated on less than ninety (90) days’ notice without material payment or penalty;

(iii) Contracts relating to indebtedness for borrowed money or any financial guaranty in excess of US$1,000,000 individually (or an equivalent amount in RMB), other than any indebtedness solely between or among any of the Company and any Company Subsidiary;

(iv) Contracts in respect of any joint venture, strategic cooperation or partnership arrangement, or other agreement involving a sharing of profits, losses, costs or liabilities by the Company or any Company Subsidiary;

(v) Contracts that involve the acquisition from a person or disposition to a person, directly or indirectly (by merger, license or otherwise), of any Equity Securities which contain put, call or similar right, pursuant to which the Company or any Company Subsidiary could be required to purchase or sell, as applicable, any Equity Securities of any person that have a fair market value or purchase price of more than US$125,000 (or an equivalent amount in RMB), other than Company Equity Awards;

(vi) Contracts that limit in any material respect the ability of the Company or any Company Subsidiary to compete in any line of business or with any person or entity or in any geographic area or during any period of time;

(vii) Contracts involving any executive directors or officers of the Company or any Company Subsidiary (or any immediate family members of the foregoing) or shareholders of the Company holding more than 5% of the outstanding Shares (other than Contracts relating to service as employees, officers or directors of the Company or any Company Subsidiary);

(viii) Contracts which provide for any earn-out or similar contingent payment to or from the Company or any Company Subsidiary of the Company, by or to any person, that are still in effect and, individually, could reasonably be expected to result in payments by the Company or any Company Subsidiary in excess of US$250,000 (or an equivalent amount in RMB); and

(ix) each lease or sublease under which the Company or any of its Subsidiaries leases or subleases any real property that is material to the Company and the Company Subsidiaries taken as a whole.

(b) Except as has not had and would not have a Company Material Adverse Effect, individually or in the aggregate, (i) each Material Contract is a legal, valid and binding obligation of the Company or a Company Subsidiary, as applicable, in full force and effect and enforceable against the Company or a Company Subsidiary in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles, (ii) to the knowledge of the Company, each Material Contract is a legal, valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles, (iii) neither the Company nor any Company Subsidiary and, to the Company’s knowledge, no counterparty, is or is alleged to be in breach or violation of, or default under, any Material Contract, and (iv) to the knowledge of the Company, no person intends to terminate any Material Contract, or is seeking the renegotiation thereof or substitute performance thereunder.  True and complete copies of all Material Contracts, including any amendments thereto, have either been filed or incorporated by reference in the Company SEC Reports or otherwise made available to Parent by the Company.

SECTION 3.15       Customers and Suppliers.  Section 3.15 of the Company Disclosure Letter lists the (a) five (5) largest customers of the Company and the Company Subsidiaries (determined on the basis of aggregate revenues recognized by the Company and the Company Subsidiaries over the fiscal year ended December 31, 2011) (each, a “Major Customer”), and (b) five (5) largest suppliers of the Company and the Company Subsidiaries (determined on the basis of aggregate purchases made by the Company and the Company Subsidiaries over the fiscal year ended December 31, 2011) (each, a “Major Supplier”).  Neither the Company nor any Company Subsidiary has received, as of the date hereof, any notice or communication in writing from any Major Customer or Major Supplier that it intends to terminate, or not renew, its relationship with the Company or such Company Subsidiary.

SECTION 3.16       Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, (i) the Company and the Company Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as the Company deems adequate for the businesses in which the Company and the Company Subsidiaries are engaged and as is sufficient to comply with applicable Law; (ii) the Company has no reason to believe that it or any of the Company Subsidiaries will not be able to (A) renew its existing insurance policies as and when such policies expire or (B) obtain comparable coverage from comparable insurers as may be necessary to continue its business without a significant increase in cost; (iii) neither the Company nor any of the Company Subsidiaries has received any written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies; and (C) neither the Company nor any of the Company Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

SECTION 3.17       Transactions with Affiliates and Employees. None of the officers or directors of the Company is presently a party to any transaction with the Company or any of its Subsidiaries which would be required to be reported under Item 404 of Regulation S-K with the Company or any Subsidiary (other than for services as officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer or director, to the Knowledge of the Company, any entity in which any officer or director has a substantial interest or is an officer, director, trustee or partner other than for (a) payment of salary or consulting fees for services rendered, (b) reimbursement for expenses incurred on behalf of the Company, and (c) other employee benefits, including stock option agreements under any stock option plan of the Company.

SECTION 3.18       Anti-Takeover Provisions. The Company is not party to a shareholder rights agreement, “poison pill,” or similar anti-takeover agreement or plan.  The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “business combination,” “fair price,” “control share” or other similar Laws enacted under any Laws applicable to the Company (each, a “Takeover Statute”) does not, and will not, apply to this Agreement or the Transactions other than the URBCA.

SECTION 3.19       Environmental Matters.Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company and each of the Company Subsidiaries are now and have been in compliance with all applicable Environmental Laws, and possess and are now and have been since January 1, 2011, in compliance with all applicable Environmental Permits necessary to operate the business as presently operated, (ii) to the knowledge of the Company, there have been no releases of Hazardous Materials at or on any property owned or operated by the Company or any Company Subsidiary, (iii) neither the Company nor any Company Subsidiary has received from a Governmental Authority a request for information pursuant to section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or similar state or foreign statute, or any written notification alleging that it is liable for any release or threatened release of Hazardous Materials at any location, except with respect to any such notification or request for information concerning any such release or threatened release, to the extent such matter has been resolved with the appropriate foreign, federal, state or local regulatory authority or otherwise, and (iv) neither the Company nor any Company Subsidiary has received any written claim or complaint, or is presently subject to any Action, relating to non-compliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and, to the knowledge of the Company, no such matter has been threatened in writing.

SECTION 3.20       Company Information. None of the information supplied or to be supplied by or on behalf of the Company or any Company Subsidiaries for inclusion or incorporation by reference in (a) Schedule 13E-3 will, at the time such document is filed with the SEC, or at any time such document is amended or supplemented, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Proxy Statement will, at the date it is first mailed to the Shareholders or at the time of the Shareholders’ meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder.  Notwithstanding the foregoing, the Company makes no representation with respect to information supplied or to be supplied by or on behalf of Holdco, Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 13E-3 of the Proxy Statement.

SECTION 3.21       Brokers. Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

SECTION 3.22       No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, each of Holdco, Parent and Merger Sub acknowledges that neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any Company Subsidiary or with respect to any other information provided to Holdco, Parent or Merger Sub in connection with the transactions contemplated by this Agreement.  Neither the Company nor any other person will have or be subject to any liability to Holdco, Parent, Merger Sub or any other person resulting from the distribution to Holdco, Parent or Merger Sub, or Holdco’s, Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Holdco, Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF HOLDCO, PARENT AND MERGER

SUB

As an inducement to the Company to enter into this Agreement, Holdco, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

SECTION 4.01       Corporate Organization. Each of Holdco, Parent and Merger Sub is (a) a legal corporation duly incorporated, validly existing, and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the laws of the jurisdiction in which it is incorporated, and (b) has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not, individually or in the aggregate, have a Parent Material Adverse Effect.

SECTION 4.02       Authority Relative to This Agreement. Each of Holdco, Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.  The execution and delivery of this Agreement by Holdco, Parent and Merger Sub and the consummation by Holdco, Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Holdco, Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.03(b)).  This Agreement has been duly and validly executed and delivered by Holdco, Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Holdco, Parent and Merger Sub, enforceable against each of Holdco, Parent and Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

SECTION 4.03       No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Holdco, Parent and Merger Sub do not, and the performance of this Agreement by Holdco, Parent and Merger Sub will not, (i) conflict with or violate the memorandum and articles of association (or equivalent organizational documents) of any of Holdco, Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.03(b) have been obtained and all filings and obligations described in Section 4.03(b) have been made, conflict with or violate any Law applicable to Holdco, Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Holdco, Parent or Merger Sub pursuant to, any Contract or obligation to which Holdco, Parent or Merger Sub is a party or by which Holdco, Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by Holdco, Parent and Merger Sub do not, and the performance of this Agreement by Holdco, Parent and Merger Sub and the consummation by Holdco, Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder, (ii) for compliance with the rules and regulations of NYSE, (iii) for the filing of the Articles of Merger and related documentation with the Utah Division pursuant to the URBCA, and (iv) where the failure to obtain or make, as applicable, any such consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority would not be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

SECTION 4.04       Financing; Equity Rollover.

(a) Parent has delivered to the Company true and complete copies of (i) an executed facility agreement dated as of the date hereof (the “Debt Financing Agreement”) from Wing Lung Bank Limited and Cathay United Bank (the “Lenders”), pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide the term loan in an aggregate amount set forth therein for the purposes of financing the Transactions and related fees and expenses (the “Debt Financing”), (ii) an executed equity commitment letter from the Sponsor dated as of the date hereof (the “Sponsor Equity Commitment Letter”), pursuant to which the Sponsor has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions therein, Equity Securities of Holdco up to the aggregate amount set forth therein (the “Sponsor Equity Financing”), (iii) an executed equity commitment letter from the Founder dated as of the date hereof (the “Founder Equity Commitment Letter,” and together with the Sponsor Equity Commitment Letter, the “Equity Commitment Letters”), pursuant to which the Founder has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions therein, Equity Securities of Holdco up to the aggregate amount set forth therein (the “Founder Equity Financing,” and together with the Sponsor Equity Financing, the “Equity Financing”) and (iv) the Contribution Agreement, pursuant to which the Rollover Holders have agreed, among other things, subject to the terms and conditions set forth therein, to contribute all of their Rollover Shares to Parent in exchange for newly issued shares of Holdco (the “Contribution”), and to consummate the Transactions.  The Debt Financing Agreement and the Equity Commitment Letters are together referred to herein as the “Financing Documents,” and the Equity Financing together with the Debt Financing are referred to herein as the “Financing.”

(b) As of the date hereof, (i) none of the Financing Documents or the Contribution Agreement has been amended or modified and no such amendment or modification is contemplated, (ii) the respective commitments contained in the Financing Documents and the Contribution Agreement have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or rescission is contemplated (provided, however, that Holdco, Parent and Merger Sub may replace, amend or supplement any or all of the Financing Documents to the extent permitted by Section 6.07(a)), and (iii) none of Holdco, Parent and Merger Sub has any knowledge of any occurrence which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach under any of the Financing Documents or the Contribution Agreement or that would otherwise excuse or permit the Lenders, Sponsor, the Founder or Rollover Holders to refuse to fund their respective obligations under the Financing Documents to which each is party.

(c) Holdco, Parent or Merger Sub has fully paid any and all commitment fees or other fees in connection with the Financing Documents that are payable on or prior to the date hereof, and the Financing Documents and the Contribution Agreement are in full force and effect and are the legal, valid, binding and enforceable obligations of Holdco, Parent and Merger Sub, as the case may be, and, to the knowledge of Holdco, Parent and Merger Sub, each of the other parties thereto, in accordance with the terms and conditions thereof, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(d) Assuming (i) the Financing is funded in accordance with the Financing Documents, and (ii) the satisfaction of the conditions to the obligation of Holdco, Parent and Merger Sub to consummate the Merger as set forth in Sections 7.01 and 7.02, Parent will have, at and after the Closing, funds sufficient to pay (A) the aggregate Merger Consideration, and (B) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith.  The obligation of the Lenders to fund the Debt Financing is not subject to any conditions other than as set forth in the Debt Financing Agreement, the obligation of the Sponsor and the Founder to fund the Equity Financing is not subject to any conditions other than as set forth in their respective Equity Commitment Letters, and the obligation of the Rollover Holders to effect the Contribution is not subject to any conditions other than as set forth in the Contribution Agreement.

(e) As of the date hereof, assuming Holdco, Parent and Merger Sub are obligated to close pursuant to Section 1.02 and subject to the accuracy of the representations and warranties of the Company set forth in Article III, none of Holdco, Parent and Merger Sub has any reason to believe that (i) any of the conditions to the funding of the Financing set forth in the Financing Documents will not be satisfied or that the Financing will not be available to Holdco, Parent and Merger Sub at the Closing, (ii) any of the conditions to the Contribution contemplated in the Contribution Agreement will not be satisfied, or (iii) the Contribution contemplated by the Contribution Agreement will not be made prior to the Closing.

(f) There are no side letters or other agreements to which Holdco, Parent or Merger Sub is a party related to the Contribution or issuance of Equity Securities of Holdco, Parent or Merger Sub other than as expressly set forth in the Contribution Agreement and there are no side letters that impact the conditionality of the Debt Financing or other agreements to which Holdco, Parent or Merger Sub or any of their respective Affiliates is a party related to the Debt Financing (except for (i) any fee letters related to the Debt Financing, complete copies of which have been provided to the Company, and (ii) the Ancillary Debt Agreements; provided, that prior to the execution of this Agreement, Parent shall have advised the Company of the maximum amount of fees and expenses payable by Holdco, Parent and Merger Sub under the Debt Financing).

SECTION 4.05       Capital Structure.

(a) The authorized share capital of Holdco is $50,000,000, divided into 50,000 shares of nominal or par value of $1.00 per share, of which, as of the date hereof, ten (10) such ordinary shares are validly issued and outstanding. At the Effective Time, the Rollover Holders, the Sponsor or their Affiliates will be the beneficial owners of 100% of the issued and outstanding ordinary shares of Holdco on a fully diluted basis. Holdco was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement, the Transactions (including the Merger and the Financing) and the Buyer Group Contracts.

(b) The authorized share capital of Parent is $50,000,000, divided into 50,000 shares of nominal or par value of $1.00 per share, of which one (1) share is validly issued and outstanding.  All of the issued and outstanding share capital of Parent is, and at the Effective Time will be, owned by Holdco.  Parent was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities, or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement, the Transactions (including the Merger and the Financing), and the Buyer Group Contracts.

(c) The authorized share capital of Merger Sub consists solely of 1,000 common shares, no par value per share, of which 1,000 are validly issued and outstanding.  All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities, or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement, the Transactions (including the Merger and the Financing) and the Buyer Group Contracts.

SECTION 4.06       Litigation. As of the date hereof, (a) there are no Actions pending or, to the knowledge of Holdco, Parent or Merger Sub, threatened against Holdco, Parent, Merger Sub or any of their respective Affiliates, other than any such Action that would not, individually or in the aggregate, have a Parent Material Adverse Effect, and (b) none of Holdco, Parent or Merger Sub or any of their respective Affiliates is a party to or subject to the provisions of any Law which would, individually or in the aggregate, have a Parent Material Adverse Effect.

SECTION 4.07       Parent Information. None of the information supplied or to be supplied by or on behalf of Holdco, Parent or Merger Sub or any of their respective Affiliates for inclusion or incorporation by reference in (a) Schedule 13E-3 will, at the time such document is filed with the SEC, or at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Proxy Statement will, at the date it is first mailed to the Shareholders and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, none of Holdco, Parent and Merger Sub makes any representation with respect to information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement.

SECTION 4.08       Brokers. Except for Cowen and Company (Asia) Limited, no broker, finder or investment banker is entitled to any brokerage, finder’s, or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Holdco, Parent or Merger Sub.

SECTION 4.09       Vote/Approval Required. No vote or consent of the holders of any class or series of Equity Securities of Holdco or Parent is necessary to approve this Agreement or the Transactions, including the Merger.  The vote or consent of Parent as the sole shareholder of Merger Sub (which shall have occurred immediately following execution of the Agreement) is the only vote or consent of the holders of any class or series of Equity Securities of Merger Sub necessary to approve this Agreement or the Transactions, including the Merger.

SECTION 4.10       Solvency. None of Holdco, Parent and Merger Sub is entering into this Agreement or effecting the Transactions with the intent to hinder, delay or defraud either present or future creditors.  As of the date of this Agreement, each of Holdco, Parent and Merger Sub is able to pay its debts as they fall due in the ordinary course of business, and assuming (a) the Company is not Insolvent prior to the Effective Time, (b) the accuracy of the representations and warranties made by the Company in Article III, and (c) the satisfaction of the conditions of Holdco, Parent and Merger Sub to consummate the Merger as set forth in Section 7.01 and Section 7.02, immediately after giving effect to the Merger and all of the other Transactions, including the Financing (and any Alternative Financing, if applicable), the payment of the Merger Consideration and the aggregate amount of consideration payable in respect of Company Options in accordance with Section 2.02(a), the payment of all other amounts required to be paid in connection with the consummation of the Merger and the other Transactions (including fees associated with any Financing), and the payment of all related fees and expenses, each of Holdco, Parent, Merger Sub and the Surviving Company will be able to pay its debts as they fall due in the ordinary course of business .

SECTION 4.11       Ownership of Company Shares. Other than as a result of this Agreement, the Contribution Agreement and the Voting Agreement, none of Holdco, Parent and Merger Sub beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares, and none of the Buyer Group Parties or their Affiliates beneficially owns any Shares except for an aggregate of 8,179,125 Shares and Company Options to purchase 36,000 Shares held by the Rollover Holders as of the date hereof and Shares held by Morgan Stanley and/or its Affiliates as of the date hereof as disclosed in beneficial ownership reports on Schedule 13D filed with the SEC prior to the date hereof.

SECTION 4.12       Guaranty. Concurrently with the execution of this Agreement, the Guarantors have delivered to the Company the duly executed Guaranty.  The Guaranty is in full force and effect and is a valid, binding and enforceable obligation of the Guarantors, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.  No event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantors under the Guaranty.

SECTION 4.13       Buyer Group Contracts. As of the date hereof, other than (a) this Agreement, (b) the Guaranty, (c) the Financing Documents (including any Ancillary Debt Agreements and the Onshore Debt Financing Agreements), (d) the Voting Agreement, (e) the Contribution Agreement, (f) the Consortium Agreement (the Contracts specified in foregoing clauses (d), (e) and (f) are referred to collectively as the “Buyer Group Contracts”), there are no Contracts (whether oral or written) between the Founder, Holdco, Parent, Merger Sub or any of their Affiliates (excluding the Company and the Company Subsidiaries), or between any one or more of the foregoing, on the one hand, and any of the Company’s or any Company Subsidiary’s directors, officers, employees, or shareholders, on the other hand, that (i) relate in any way to this Agreement and the Transactions contemplated hereby, (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different form or amount than the Merger Consideration, or (iii) pursuant to which any current shareholder or employee of the Company has agreed to contribute or roll over any portion of such shareholder’s or employee’s Shares or other Equity Securities of the Company or Equity Securities of any Company Subsidiary to Holdco, Parent or Merger Sub.  Parent has furnished to the Company a true, complete and correct copy of each Buyer Group Contract prior to the date hereof.

SECTION 4.14       No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, the Company acknowledges that none of Holdco, Parent and Merger Sub or any other person on behalf of them makes any other express or implied representation or warranty with respect to Holdco, Parent or Merger Sub or any Company Subsidiary or with respect to any other information provided to the Company in connection with the transactions contemplated by this Agreement.  Neither Holdco, Parent, Merger Sub nor any other person will have or be subject to any liability to Holdco, Parent, Merger Sub or any other person resulting from the distribution to the Company, or the Company’s use of, any such information.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 5.01       Conduct of Business by the Company Pending the Merger. The Company agrees that, between the date of this Agreement and the Effective Time, except as (x) required by applicable Law, (y) as set forth in Section 5.01 of the Company Disclosure Letter or (z) as expressly contemplated under or permitted by any other provision of this Agreement (the foregoing clauses (x) through (z), collectively, the “Operational Exceptions”), unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the businesses of the Company and the Company Subsidiaries shall be conducted in the ordinary course of business in a matter consistent with past practice and the Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries, to keep available the services of officers and key employees of the Company and the Company Subsidiaries, and to preserve in all material respects its present relationships with customers, suppliers and other persons with which it has material business relations.  By way of amplification and not limitation, except for the Operational Exceptions, neither the Company nor any Company Subsidiary shall, between the date of this Agreement and the Effective Time, directly or indirectly, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) amend or otherwise change its articles of incorporation, bylaws or equivalent organizational documents;

(b) issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of any Equity Securities of the Company or any Company Subsidiary (other than as required to be issued upon the settlement or exercise of up to a maximum of 1,090,000 Shares issuable pursuant to the Stock Incentive Plans);

(c) (i) acquire (whether by merger, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, in each case, other than (A) purchases of inventory and other assets in the ordinary course of business, (B) pursuant to existing Contracts set forth on Section 5.01(c) of the Company Disclosure Letter or (C) acquisitions not in excess of US$1,000,000 (or an equivalent amount in RMB), individually, or US$2,000,000 (or an equivalent amount in RMB), in the aggregate; or (ii) sell or otherwise dispose of, or encumber, or authorize the transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of the Company or any Company Subsidiary (whether by merger, consolidation or acquisition of shares or assets or otherwise), in each case, other than sales or dispositions (A) in the ordinary course of business (which for the avoidance of doubt shall be deemed to include the sale of inventory in the ordinary course of business), (B) pursuant to existing Contracts set forth on Section 5.01(c) of the Company Disclosure Letter or (C) of property or assets having a current value not in excess of US$1,000,000 (or an equivalent amount in RMB), individually, or US$2,000,000 (or an equivalent amount in RMB), in the aggregate;

(d) declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its Equity Securities, other than any dividend or other distribution by a Company Subsidiary to the Company or another Company Subsidiary;

(e) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its Equity Securities (other than repurchase of Shares to satisfy obligations under any Stock Incentive Plans or other similar plans or arrangements, including the withholding of Shares in connection with the exercise or settlement of Company Equity Awards in accordance with the terms and conditions of such awards);

(f) effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization or similar transaction involving the Company or any Company Subsidiary (other than the Merger), including any transaction resulting in any changes to the organization or capitalization, or place in the group structure, of the Company or any Company Subsidiary as set forth in Section 5.01(f) of the Company Disclosure Letter;

(g) create any new Company Subsidiary;

(h) incur, alter, amend or modify any indebtedness for borrowed money or guarantee such indebtedness, except for the incurrence or guarantee of indebtedness under the Company’s or any Company Subsidiary’s existing credit facilities as in effect on the date hereof (including any renewal, extension, refinancing or replacement of such Contracts on substantially the same or similar terms (including, but not limited to, the amount of credit available under such new facility not exceeding the principal amount outstanding under the old facility as at the date of such renewal, extension, refinancing or replacement) and with the same borrower(s) or guarantor(s), as applicable) in order to fund working-capital needs in the ordinary course of business;

(i) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$1,000,000 (or an equivalent amount in RMB) or capital expenditures which are, in the aggregate, in excess of US$2,000,000 (or an equivalent amount in RMB), except (i) as budgeted in the Company’s or any Company Subsidiary’s current plan approved by the Company Board and disclosed to Parent in writing prior to the date hereof, or (ii) reasonable documented expenses of the Company incurred in connection with this Agreement (including any defense of any Action arising in connection with this Agreement);

(j) except as (y) required pursuant to any Company Plan or as required by applicable Law, or (z) in the ordinary course of business consistent with past practice, (A) enter into any new employment or compensatory agreements (including the renewal of any such agreements) with any director or officer of the Company or any Company Subsidiary, (B) grant or provide any severance or termination payments or benefits to any director, officer or employee of the Company or any Company Subsidiary, (C) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any director, officer or employee of the Company or any Company Subsidiary, (D) establish, adopt, amend or terminate any Company Plan or amend any outstanding Company Equity Awards (except as otherwise required to effectuate the intents and purposes of this Agreement), (E) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Plan, to the extent not already required in any such plan, including voluntarily accelerating the vesting of any Company Equity Award in connection with the Merger, or (F) forgive any loans to directors, officers or employees of the Company or any Company Subsidiary;

(k) make any material change in any accounting principles or methods, except as may be required by changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(l) enter into, terminate, modify or amend any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof) or waive any material claim against any other party to any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof) that calls for annual aggregate payments of US$1,000,000 or more;

(m) settle or compromise any pending or threatened Action against the Company or any of the Company Subsidiaries (i) for an amount, individually or in the aggregate, in excess of the amount specified in Section 5.01(m) of the Company Disclosure Letter (provided that the Company provides prior written notice to Parent of the settlement or compromise of any Action for less, individually or in the aggregate, than such amount), or (ii) entailing the incurrence of obligations that would impose any material restrictions on the business or operations of the Company or the Company Subsidiaries, taken as a whole;

(n) engage in the conduct of any new line of business material to the Company and the Company Subsidiaries, taken as a whole;

(o) except as required by applicable Law, (i) make any material Tax election, (ii) enter into any material settlement or compromise of any material Tax liability, (iii) file any amended Tax Return with respect to any material Tax, (iv) change any method of Tax accounting or Tax accounting period, (v) enter into any closing agreement relating to any material Tax, or (vi) surrender any right to claim a material Tax refund;

(p) create any Lien over any of its assets other than any Lien created to secure any renewal, extension, refinancing or replacement of the Company’s or any Company Subsidiary’s existing secured credit facilities (the “New Facility”) as in effect on the date hereof where such Lien is no more favorable to the lenders of the New Facility than the Lien securing the credit facility being so renewed, extended, refinanced or replaced;

(q) make any loan or grant any credit to any person other than trade credit extended by the Company or a Company Subsidiary on normal commercial terms and in the ordinary course of its trading activities;

(r) give any guarantee or indemnity in respect of any obligation of any person, other than (i) the endorsement of negotiable instruments in the ordinary course of trade; (ii) any performance or similar bond guaranteeing performance by the Company or any Company Subsidiary under any contract entered into in the ordinary course of trade; or (iii) any guarantee referred to in Section 5.01(h) above;

(s) permit to exist any loan or any other financial indebtedness owing by the Company or Flying Crane Corporation to any Company Subsidiary; and

(t) enter into or permit to exist any agreement or arrangement that prohibits, restricts, or imposes any condition upon the ability of the Company or any Company Subsidiary to pay dividends or other distributions with respect to any of its equity interests, save for restrictions and conditions imposed by Law; or

(u) commit, authorize, or agree to take any of the foregoing actions or enter into any letter of intent or similar agreement or arrangement with respect to any of the foregoing actions.

SECTION 5.02       No Impeding Actions. Each of Holdco, Parent and Merger Sub agrees that, from the date hereof to the Effective Time, it shall not: (a) take any action that is intended to or would reasonably be likely to result in any of the conditions effecting the Merger becoming incapable of being satisfied, or (b) take any action or fail to take any action which would, or would be reasonably likely to, cause a Parent Material Adverse Effect.

SECTION 5.03       No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Holdco, Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or any Company Subsidiary’s operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Holdco’s, Parent’s or Merger Sub’s operations.  Prior to the Effective Time, each of Holdco, Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of the Agreement, complete control and supervision over its and its subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01       Proxy Statement and Schedule 13E-3. Promptly following the date hereof, the Company, with the assistance of Holdco, Parent and Merger Sub, shall prepare and cause to be filed a proxy statement relating to the approval of this Agreement by the shareholders of the Company (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”).  Concurrently with the preparation of the Proxy Statement, the Company and Parent shall jointly prepare and cause to be filed a Schedule 13E-3 with the SEC within 15 Business Days after the date hereof, subject to each party’s compliance with this Section 6.01.  Each of the Company and Parent shall, and shall cause its respective Affiliates and Representatives to, (i) provide such information specifically for inclusion or incorporation by reference in the Proxy Statement and Schedule 13E-3 as may be necessary or appropriate so that, at the date it is first mailed to the Company’s shareholders and at the time of the Shareholders’ Meeting or filed with the SEC (as applicable), the Proxy Statement and Schedule 13E-3 will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) use its reasonable best efforts so that the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.  Each of the Company and Parent shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and Schedule 13E-3.  Each of the Company and Parent shall furnish all information concerning such party to the other as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement and Schedule 13E-3.  The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and Schedule 13E-3 and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand.  No filing or mailing of, or amendment or supplement to, the Proxy Statement and Schedule 13E-3 (or any amendment or supplement thereto), or responding to any comments from the SEC with respect thereto, will be made without providing Parent and its counsel a reasonable opportunity to review and comment on the Proxy Statement, Schedule 13E-3 and any proposed responses to any SEC comments or communications, and the Company shall consider all additions, deletions or changes suggested thereto by Parent and its counsel in good faith.  Each of the Company and Parent shall use its reasonable best efforts to resolve all comments from the SEC with respect to the Proxy Statement and Schedule 13E-3 as promptly as reasonably practicable.  If, at any time prior to the Shareholders’ Meeting, any information relating to the Company, Parent, or any of their respective Affiliates, officers or directors, is discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement and Schedule 13E-3 so that the Proxy Statement and Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company.

SECTION 6.02       Company Shareholders’ Meeting.

(a) The Company shall, as promptly as reasonably practicable, but, in any event, no later than two calendar days, after the SEC confirms that it has no further comments on the Proxy Statement and the Schedule 13E-3, establish a record date for, duly call, give notice of, convene and hold a shareholders’ meeting for the purpose of voting upon the approval of this Agreement and approval of the Merger (the “Shareholders’ Meeting”).  The notice of such Shareholders’ Meeting shall state that a resolution to approve this Agreement and a resolution to adjourn the Shareholders’ Meeting will be considered at the Shareholders’ Meeting, and no other matters shall be considered or voted upon at the Shareholders’ Meeting.  Notwithstanding anything to the contrary in this Agreement, the Company shall not be required to call, give notice of, or convene the Shareholders’ Meeting or mail the Proxy

Statement, in each case prior to the first (1st) Business Day following the Go-Shop Period End Date; provided, that the Company shall cause the Proxy Statement to be mailed to the holders of Shares as of the record date established for the Shareholders’ Meeting as promptly as reasonably practicable after the later of (i) the first (1st) Business Day following the date on which the SEC (or the staff of the SEC) confirms that it has no further comments on the Proxy Statement and the Schedule 13E-3, and (ii) the first (1st) Business Day following the Go-Shop Period End Date.

(b) Unless the Company Board has effected a Change of Recommendation in accordance with Section 6.04(e), the Company Board shall recommend to holders of the Shares that they approve and adopt this Agreement and approve the Merger, and shall include such recommendation in the Proxy Statement.

SECTION 6.03       Access to Information.

(a) From the date hereof until the Effective Time or the earlier termination of this Agreement in accordance with its terms and subject to applicable Law, upon reasonable advance notice from Parent, the Company and the Company Subsidiaries shall provide to Parent and its Representatives reasonable access during normal business hours to the offices, properties, books and records of such party, and furnish to Parent and its Representatives such existing financial and operating data and other existing information as such persons may reasonably request.  Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or the Company Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by such employees of their normal duties.

(b) Neither the Company nor any of the Company Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its clients, jeopardize the attorney-client privilege of the Company or the Company Subsidiaries, or contravene any Law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date of this Agreement (it being agreed that the parties shall use their commercially reasonable efforts to cause such information to be provided in a manner that would not result in such violation, prejudice, jeopardy or contravention).

(c) No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

(d) All information obtained by the parties pursuant to this Section 6.03 shall be kept confidential in accordance with the Confidentiality Agreement.

SECTION 6.04       Acquisition Proposals; Go-Shop.

(a) Notwithstanding any other provision of this Agreement to the contrary, from the date of this Agreement until 11:59 p.m. Beijing time on the date which is 30 days after the date of this Agreement (the “Go-Shop Period End Date”), the Company, the Company Subsidiaries and any of its or their respective Representatives shall have the right (acting under the direction of the Special Committee) to directly or indirectly: (i) initiate, solicit and encourage an Acquisition Proposal (or inquiries, proposals, offers or other efforts or attempts that may reasonably be expected to lead to an Acquisition Proposal (including by way of public disclosure and by way of providing access to non-public information) to any person (each, a “Solicited Person”)) pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements; provided, that the Company shall promptly (and, in any event, within 48 hours) provide to Parent any material, non-public information concerning the Company or the Company Subsidiaries that it has provided to any Solicited Person which was not previously provided to Parent; and (ii) enter into and maintain discussions or negotiations with respect to Acquisition Proposals (or inquiries, proposals, offers or other efforts or attempts that may reasonably be expected to lead to Acquisition Proposals) or otherwise cooperate with, assist or participate in, facilitate, or take any other action in connection with any such inquiries, proposals, discussions or negotiations.

(b) Within forty-eight (48) hours following the Go-Shop Period End Date, the Company shall notify Parent of the material terms and conditions of any Acquisition Proposals (including any amendments or modifications thereof) received from any Excluded Party (as defined below) and the identity thereof.  The Company shall immediately cease any solicitation, encouragement, discussions or negotiations with any person (other than Parent and any Excluded Party) that are ongoing as of the Go-Shop Period End Date and that relate to, or may reasonably be expected to lead to, an Alternative Acquisition Proposal, except as otherwise expressly provided in Section 6.04(b) and Section 6.04(c).  The Company agrees that, except as permitted by Section 6.04(b) and Section 6.04(c), from the Go-Shop End Date until the earlier of the Effective Time or the date on which this Agreement is terminated pursuant to Article VIII hereof, it shall not, nor shall it authorize or permit any of the Company Subsidiaries or any of its or their Representatives to directly or indirectly: (i) solicit, initiate, encourage or induce an Acquisition Proposal (or inquiries, proposals or offers or other efforts or attempts that may reasonably be expected to lead to Acquisition Proposals), including, without limitation, by way of public disclosure and by way of providing access to non-public information to any person; (ii) provide any material, non-public information concerning the Company or the Company Subsidiaries to any person in connection with an Acquisition Proposal; or (iii) engage in any discussion or negotiation with any Third Party concerning an Acquisition Proposal (or inquiries, proposals, offers or other efforts or attempts that may reasonably be expected to lead to Acquisition Proposals), or otherwise cooperate with, assist or participate in, facilitate, or take any other action in connection with any such inquiries, proposals, discussions or negotiations.  Notwithstanding the foregoing, the Company may take and continue to take any of the actions described in Section 6.04(a), subject to Section 6.04(e), from and after the Go-Shop Period End Date with respect to any Solicited Person that, prior to the Go-Shop Period End Date, has made a bona fide Acquisition Proposal that the Special Committee determines in good faith (after consultation with the Company’s outside financial and legal advisors) constitutes or would reasonably be expected to result in a Superior Proposal (each such Solicited Person, an “Excluded Party”).  Notwithstanding anything contained in this Section 6.04(b) to the contrary, any Excluded Party shall cease to be an Excluded Party for all purposes under this Agreement immediately at such time as the Acquisition Proposal made by such party is withdrawn, is terminated or expires, or the Special Committee determines, which it shall determine in good faith (after consultation with the Company’s outside financial and legal advisors), that such Acquisition Proposal has ceased to constitute, or has ceased to be reasonably likely to lead to, a Superior Proposal (a “Terminated Acquisition Proposal”).  At the Go-Shop Period End Date, other than with respect to persons who at such time are Excluded Parties, and at any subsequent time with respect to any person (including a formerly Excluded Party) that has made an Acquisition Proposal that has become a

Terminated Acquisition Proposal, the Company shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with such person conducted theretofore by the Company, the Company Subsidiaries or any of their respective Representatives with respect to any Acquisition Proposal, and shall use reasonable best efforts to require such person to promptly return or destroy any confidential information previously furnished by the Company, any of the Company Subsidiaries or any of their respective Representatives.

(c) Notwithstanding anything to the contrary contained in Section 6.04(b), in the event that, prior to the receipt of Requisite Company Vote, the Company receives an unsolicited written Acquisition Proposal that the Special Committee determines in good faith (after consultation with the Company’s outside financial and legal advisors) constitutes or could reasonably be expected to result in a Superior Proposal, then the Company may take the following actions:

(i) furnish information concerning the Company and its Subsidiaries to the person making such Acquisition Proposal (and its Representatives) pursuant to an Acceptable Confidentiality Agreement; and

(ii) engage in discussions or negotiations (including, as a part thereof, making counterproposals) with such person (and its Representatives) which respect to such Acquisition Proposal; provided, however, that the Company shall promptly (and, in any event, within forty-eight (48) hours) provide or make available to Parent any material, non-public information concerning the Company or any of the Subsidiaries that is provided to the person making such Acquisition Proposal or its Representatives which was not previously or concurrently provided or made available to Parent.

(d) The Company shall promptly (and, in any event, within forty-eight (48) hours) advise Parent, orally and in writing, of (i) any Acquisition Proposal, (ii) any initial request for non-public information concerning the Company or any of its Subsidiaries related to or from any person or group who would reasonably be expected to make an Acquisition Proposal, or (iii) any initial request for discussions or negotiations related to any Acquisition Proposal and, in connection with such notice, provide the material terms and conditions thereof and the identity of the person making such Acquisition Proposal or request.  The Company shall (i) keep Parent informed in all material respects of the status and details (including material amendments to the terms thereof) of such Acquisition Proposal or request, and (ii) provide to Parent as soon as practicable after receipt thereof copies of all material, written correspondence relating to such Acquisition Proposal or request exchanged between the Company or any of its Subsidiaries, on the one hand, and the person making such Acquisition Proposal or request, on the other hand, concerning the material terms and conditions thereof.

(e) Except as otherwise provided in this Agreement, the Company Board shall not (i) (A) withdraw (or modify in a manner adverse to Parent and Merger Sub), or propose publicly to withdraw (or modify in a manner adverse to Parent and Merger Sub), the Company Recommendation or (B) adopt, approve or recommend, or propose publicly to adopt, approve or recommend, any Acquisition Proposal (any action in this clause (i) being referred to as a “Change of Recommendation”), or (ii) adopt, approve or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, enter into any merger agreement, letter of intent, memorandum of understanding, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement (other than an Acceptable Confidentiality Agreement as permitted by Section 6.04(a)) constituting or related to, or that would reasonably be expected to result in, any Acquisition Proposal (each, an “Alternative Acquisition Agreement”).  Notwithstanding anything in this Agreement to the contrary, at any time prior to the receipt of the Requisite Company Vote, (x) if the Special Committee determines in good faith (after consultation with the Company’s outside legal advisors) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, then the Company Board, acting upon the recommendation of the Special Committee, may make a Change of Recommendation; and (y) if the Company Board determines in good faith (after consultation with the Company’s outside financial and legal advisors) that an Acquisition Proposal constitutes a Superior Proposal, then the Company may make a Change of Recommendation or enter into an Alternative Acquisition Agreement with respect to such Superior Proposal and terminate this Agreement in accordance with Section 8.03(a).

(f) The Company shall not be entitled to effect a Change of Recommendation or enter into an Alternative Acquisition Agreement with respect to a Superior Proposal as permitted under Section 6.04(e) (and, for the avoidance of doubt, the Company shall not be entitled to terminate this Agreement pursuant to Section 8.03(a)) unless (i) the Company has provided written notice (a “Notice”) at least two (2) Business Days in advance to Parent advising Parent that, in the case of a Change of Recommendation, the Special Committee has determined in good faith, after consultation with its outside legal counsel and financial advisors, that failure to make such Change of Recommendation would reasonably be expected to be inconsistent with the discharge or exercise of its fiduciary duties under applicable Law and specifying the reasons therefor, or, in the case the Company intends to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal and terminate this Agreement, that the Company has received an Acquisition Proposal that the Company Board has determined in good faith (after consultation with the Company’s outside financial and legal advisors) constitutes a Superior Proposal and the terms and conditions of such Superior Proposal that is the basis of the proposed action by the Company Board (including the identity of the Third Party making the Superior Proposal and any financing materials related thereto, if any); and (ii) during the two (2) Business-Day period following Parent’s receipt of the Notice, the Company shall, and shall cause its Representatives to, negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and the Financing Commitments so that such Superior Proposal ceases to constitute a Superior Proposal or obviates the need for the Change of Recommendation, as applicable; and (iii) following the end of the two (2) Business-Day period, the Company Board and the Special Committee shall have determined in good faith, taking into account any changes to this Agreement and the Financing Commitments irrevocably proposed in writing by Parent in response to the Notice or otherwise, that the Superior Proposal giving rise to the Notice continues to constitute a Superior Proposal or that a failure to make a Change of Recommendation would reasonably be expected to be inconsistent with its fiduciary duties.  Any material amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice and the Company shall be required to comply again with the requirements of this Section 6.04(f); provided, however, that in the case of such material amendment, references to the two (2) Business-Day period above shall be deemed to be references to one (1) Business Day.  Notwithstanding anything in this Agreement to the contrary, the Company may enter into an Alternative Acquisition Agreement with respect to a Superior Proposal received from an Excluded Party in compliance with this Section 6.04 and terminate this Agreement as provided in Section 6.04(e) above without following the procedures in this Section 6.04(f).

(g) Nothing in this Agreement shall restrict the Company from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act or taking or disclosing to its shareholders any position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any other disclosure to its shareholders to comply with applicable Law.

(h) As used in this Agreement, the following terms shall have the following meanings:

(i) As used in this Agreement, the term “Acquisition Proposal” means any proposal or offer made by any person (other than Holdco, Parent, Merger Sub or any Affiliate thereof) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions, (A) beneficial ownership (as defined under section 13(d) of the Exchange Act) of twenty percent (20%) or more of any class of Equity Securities of the Company pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer, exchange offer or similar transaction, or (B) any one or more assets or businesses of the Company and the Company Subsidiaries that constitute twenty percent (20%) or more of the revenues or assets of the Company and the Company Subsidiaries, taken as a whole.

(ii) As used in this Agreement, the term “Superior Proposal” means a written Acquisition Proposal (provided, that for purposes of this definition, references to “twenty percent (20%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”) that (i) provides a higher per-share value to the Company’s shareholders (other than the Rollover Holders) than the Merger Consideration, (ii) does not contain any closing condition with respect to the receipt of financing, and (iii) the Company Board (acting through the Special Committee) determines in good faith (after consultation with the Company’s outside legal and financial advisors) to be more favorable to the Company’s shareholders (other than the Rollover Holders) than the terms of this Agreement (taking into account such factors as the Company Board deems appropriate, including any changes to the terms of this Agreement irrevocably proposed by Parent in response to such offer or otherwise) and is reasonably capable of being consummated on the terms proposed, in each case, taking into account all financial, regulatory (including antitrust), legal and other aspects of such proposal as the Special Committee (or Company Board) determines to be relevant.

SECTION 6.05       Directors’ and Officers’ Indemnification and Insurance.

(a) Parent shall, and shall cause the Surviving Corporation to, assume the obligations with respect to all rights to indemnification, advancement of expenses and limitations on, or exculpation from, liabilities, for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matter in connection with the Transactions), now existing in favor of the current or former directors, officers or employees of the Company or any Company Subsidiary (collectively, the “Indemnified Parties”), as provided in the Articles of Incorporation or the Bylaws (or equivalent organizational documents of the Company’s Subsidiaries) or in any indemnification agreement between such Indemnified Party and the

Company or any Company Subsidiary, without further action, as of the Effective Time, and such obligations shall survive the Merger and shall continue in full force and effect in accordance with their terms.  Without limiting the foregoing, Parent shall cause the articles of incorporation and bylaws and indemnification or similar agreements of the Surviving Corporation (or any successor) to contain provisions no less favorable to the Indemnified Parties with respect to rights to indemnification, advancement of expenses and limitations on, or exculpation from, liabilities, for acts or omissions than are set forth as of the date of this Agreement in the Articles of Incorporation and Bylaws and indemnification or similar agreements in effect as of the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in a manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification shall be required by applicable Law.

(b) The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in full force and effect for six (6) years from the Effective Time, on terms and conditions no less advantageous to the Indemnified Parties, and from an insurance carrier with the same or better credit rating, as the existing directors’ and officers’ liability insurance and fiduciary insurance maintained by the Company as of the date of this Agreement, covering claims arising from facts or events that occurred on or before the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (provided, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.05(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance, but in such case shall purchase as much of such coverage as possible for such amount).  In addition, the Company may purchase a six (6)-year “tail” prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company.  If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or Surviving Corporation under this Section 6.05(b) shall terminate.

(c) Subject to the terms and conditions of this Section 6.05, from and after the Effective Time, the Surviving Corporation shall comply with all of its obligations, and shall cause the Company Subsidiaries to comply with their respective obligations, to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the present and former officers and directors thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with any acts or omissions occurring or alleged to have occurred prior to or at the Effective Time, to the extent provided under the Company’s or such Company Subsidiaries’ organizational and governing documents or agreements in effect on the date hereof (true and complete copies of which shall have been delivered to Parent prior to the date hereof) and to the fullest extent permitted by the URBCA or any other applicable Law, including the approval of this Agreement, the Merger or the other Transactions or arising out of or pertaining to the Transactions, provided, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such persons against any and all Damages arising out of acts or omissions in such persons’ official capacity as an officer, director or other fiduciary in the Company or any Company Subsidiary if such service was at the request or for the benefit of the Company or any Company Subsidiary.

(d) The provisions of this Section 6.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.05.

(e) In the event that the Surviving Corporation or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or a majority of its properties and assets to any person, then, and in each such case, the obligations of the Surviving Corporation or Parent, as the case may be, that are set forth under this Section 6.05 shall survive, and, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, shall assume the obligations set forth in this Section 6.05.

(f) The agreements and covenants contained in this Section 6.05 shall not be deemed to be exclusive of any other rights to which any such Indemnified Party is entitled, whether pursuant to Law, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any Company Subsidiary or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

SECTION 6.06       Notification of Certain Matters. Each of the Company and Parent shall promptly notify the other in writing of:

(a) any notice or other communication from any Governmental Authority in connection with this Agreement or the Transactions, or any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions if the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, or could have a Parent Material Adverse Effect;

(b) any Actions commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any Company Subsidiary or Holdco, Parent, Merger Sub or any of their respective Affiliates, as the case may be, that relate to the Merger or the other Transactions; and

(c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Merger set forth in Article VII not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement;

together, in each case, with a copy of any such notice, communication or Action, if applicable; provided, that the delivery of any notice pursuant to this Section 6.06 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

SECTION 6.07       Financing.

(a) Subject to the terms and conditions of this Agreement, each of Holdco, Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Financing at Closing on the terms and conditions described in the Financing Documents, including using reasonable best efforts to (i) maintain in effect the Financing Documents in accordance with the terms thereof until the transactions contemplated by this Agreement are consummated, (ii) satisfy on a timely basis all conditions applicable to Holdco, Parent and Merger Sub in the Financing Documents (including by consummating the financing pursuant to the terms of the Equity Financing ) and otherwise comply with its obligations thereunder, (iii) consummate the Financing at or prior to Closing, (iv) seek to enforce its rights under the Financing Documents, and (v) assuming all terms and conditions in the Debt Financing Agreement have been satisfied, cause the Financing Sources and other persons providing Debt Financing to fund on the Closing Date the Debt Financing required to consummate the Merger and the other transactions contemplated hereby (including through litigation pursued in good faith).  Neither Holdco nor Parent shall permit any amendment or modification to be made to, or any waiver of any provision or remedy under any Financing Document (provided, however, that Holdco, Parent and Merger Sub may replace, amend or supplement the Debt Financing Agreement, if such replacements, amendments or supplements, individually or in the aggregate, would not (1) impose new or additional conditions, or otherwise enhance or expand the conditions precedent to the Debt Financing as set forth in the Debt Financing Agreement, (2) prevent or impair the availability of the financing or materially delay the financing under the Debt Financing Agreement or the consummation of the Transactions, or (3) adversely impact the ability of Holdco, Parent or Merger Sub to enforce its rights against the Financing Sources of the Debt Financing.  For purposes of this Section 6.07, references to “Financing” shall include the financing contemplated by the Financing Documents as permitted in the case of the Debt Financing Agreement (as the case may be), to be replaced, amended or supplemented by this Section 6.07(a) and any Alternative Financing and references to “Financing Documents” or “Debt Financing Agreement” shall include such documents as permitted to be replaced, amended or supplemented by this Section 6.07(a) and any Alternative Financing Agreements.

(b) Without limiting the generality of Section 6.07(a), Holdco, Parent and Merger Sub shall give the Company prompt notice (i) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any such breach or default) by any party to any Financing Document which would result in any condition of the Financing Documents not to be satisfied or the termination of any Financing Document, of which Holdco, Parent or Merger Sub becomes aware, (ii) of the receipt of any written notice or other written communication from any party to any Financing Document with respect to any alleged or potential material breach, default, termination or repudiation by any party to any Financing Document or any provisions of the Financing Document which would result in any condition of the Financing Documents not to be satisfied or the termination of any Financing Document, (iii) of any material dispute or disagreement between or among any parties to the Financing Documents, and (iv) if Holdco, Parent or Merger Sub at any time believes that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Document.  As soon as reasonably practicable after the date the Company delivers to Holdco, Parent or Merger Sub a written request therefor, Holdco, Parent and Merger Sub shall provide notice of the circumstance referred to in clause (i), (ii), (iii) or (iv) of the immediately preceding sentence.  If the preceding provisions of this Section 6.07(b) or any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Documents despite Holdco’s and Parent’s reasonable best efforts to obtain the Debt Financing, each of Holdco and Parent shall use its reasonable best efforts to arrange and obtain alternative debt financing (the “Alternative Financing”) from alternative debt financing sources in an amount sufficient, when added to the portion of the Financing that is available, to consummate the transactions contemplated by this Agreement on terms and conditions not less favorable, taken as a whole, to Holdco, Parent and Merger Sub (as determined in the reasonable judgment of Parent) than those in the Debt Financing Agreement as promptly as practicable following the occurrence of such event; provided, however, that without the Company’s consent, Holdco or Parent shall not obtain any Alternative Financing that would impose new or additional conditions, or otherwise enhance or expand upon or adversely modify the conditions precedent to the Debt Financing Agreement.  Holdco and Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange any Alternative Financing and shall deliver to the Company as promptly as practicable (and no later than two business days) after such execution, true and complete copies of all Contracts or other arrangements (including fee letters), pursuant to which any such Financing Sources shall have committed to provide any such Alternative Financings (the “Alternative Financing Agreements”) .

(c) Prior to the Closing, the Company shall, and shall cause the Company Subsidiaries to, use its reasonable best efforts to provide to Holdco, Parent and Merger Sub, at Parent’s sole expense (such expenses to be reasonable and properly incurred), all cooperation reasonably requested by Parent that is necessary in connection with the Financing (and, if applicable, the Alternative Financing), including (i) promptly furnishing to Holdco, Parent and Merger Sub and their Financing Sources financial statements required to be delivered to the Lender under the Debt Financing Agreement and, if applicable, pertinent information with respect to the Company and the Company Subsidiaries as reasonably required by any Alternative Financing sources arranged by Parent in compliance with Section 6.07(b) in connection with the Alternative Financing, (ii) facilitating the participation of senior management of the Company and the Company Subsidiaries with appropriate seniority and expertise, in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Financing (and, if applicable, the Alternative Financing), presentations, due diligence sessions and drafting sessions, (iii) assisting Holdco and Parent and their Financing Sources in the preparation of customary bank information memoranda and lender presentations relating to the Debt Financing (and, if applicable, the Alternative Financing), (iv) using reasonable best efforts to obtain legal opinions from the Company’s current legal counsel and facilitating the pledging of collateral in connection with the Debt Financing (and, if applicable, the Alternative Financing), in each case, as reasonably requested by Holdco or Parent and their Financing Sources and customary for financings similar to the Financing (and, if applicable, the Alternative Financing), (v) causing the taking of corporate actions by the Company and the Company Subsidiaries (subject to the Closing) reasonably necessary for the consummation of the Financing (and, if applicable, the Alternative Financing), provided, that no such action shall be effective prior to the Effective Time, (vi) facilitating the execution and delivery at the Closing of any notes, security documents, guarantees, mortgages, certificates, and other definitive agreements, documents or instruments related to the Debt Financing as required by the Debt Financing Agreement (and, if applicable, the Alternative Financing) (each, an “Ancillary Debt Agreement”), (vii) causing the taking of corporate actions by the Company and the Company Subsidiaries reasonably necessary to perfect any pledge or charge of collateral and register any mortgage required under the Onshore Debt Financing Agreements as soon as reasonably practicable following the date hereof in connection with the Onshore Debt Financing Agreements and facilitating the execution of any notes, security documents, guarantees, mortgages, certificates, and other definitive agreements, documents or instruments as required by the Onshore Debt Financing Agreements (it being understood that the perfection of any pledge or charge of collateral and registration of any mortgages under the Onshore Debt Financing Agreements shall not be a condition to Closing so long as the Company and the Company Subsidiaries have used their respective reasonable best efforts to perfect such pledge or charge or register such mortgage as required under this Section 6.07(c)), and (viii) as promptly as reasonably practicable, furnishing Holdco, Parent and Merger Sub and their Financing Sources with financial and other information regarding the Company and the Company Subsidiaries as may be reasonably requested by Holdco or Parent; provided, however, that (A) other than the Company’s obligation to perfect and/or register collateral and/or mortgages under the Onshore Debt Financing Agreements as set forth in this Section 6.07(c), irrespective of any other provision in this Section 6.07(c), no obligation of the Company or any of the Company Subsidiaries under any Financing Document, Ancillary Debt Agreement, certificate or other document or instrument shall be effective until the Effective Time and none of the Company or any of the Company Subsidiaries shall be required to take any action under any Financing Document, Ancillary Debt Agreement, certificate or other document or instrument that is not contingent upon the Closing (including the entry into any agreement that is effective before the Effective Time) or that would be effective prior to the Effective Time, (B) nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or the Company Subsidiaries, and (C) none of the Company or any of the Company Subsidiaries shall be required to issue any offering or information document prior to the Effective Time.  None of the Company or any of the Company Subsidiaries shall be required to bear any cost or expense or to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs) or incur any other liability or provide or agree to provide any indemnity in connection with the Financing or any of the foregoing prior to the Effective Time.  Holdco, Parent and Merger Sub shall on a joint and several basis indemnify and hold harmless the Company, the Company Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Financing, the Alternative Financing (if applicable) and the Contribution (including any action taken in accordance with this Section 6.07(c) and any information utilized in connection therewith (other than historical and other information relating to the Company provided by the Company and other than arising out of the gross negligence, fraud, willful misconduct or breach of this Agreement by the Company or any Company Subsidiary or any of their respective Representatives).  Holdco and Parent shall, promptly upon termination of this Agreement, reimburse the Company for all documented and reasonable out-of-pocket costs incurred by the Company or the Company Subsidiaries in connection with this Section 6.07(c); provided, that Holdco and Parent shall promptly upon request by the Company reimburse the Company for any documented and reasonable out-of-pocket costs incurred by the Company and the Company Subsidiaries in connection with the Onshore Debt Financing Agreements.  In no event shall Holdco, Parent or any of its Affiliates prohibit or seek to prohibit any bank or investment bank or other potential provider of debt or equity financing, excluding the Financing Sources, from providing financing or financial advisory services to any person in connection with a transaction relating to the Company or its subsidiaries or in connection with the Merger or any Alternative Proposal.

(d) Holdco, Parent and Merger Sub acknowledge and agree that neither the obtaining of the Financing (including any Alternative Financing) nor the Contribution is a condition to Closing.

(e) Each of Holdco and Parent shall use its reasonable best efforts to consummate the transactions contemplated by the Contribution Agreement immediately prior to the Closing on the terms and conditions described in the Contribution Agreement, including using commercially reasonable best efforts to (i) maintain in full force and effect the Contribution Agreement until the transactions contemplated by this Agreement are consummated, (ii) satisfy on a timely basis all conditions applicable to Holdco and Parent in the Contribution Agreement, and (iii) cause the Rollover Holders to provide the Contribution on the Closing Date (subject to the conditions set forth in the Contribution Agreement).  Neither Holdco nor Parent shall agree to any amendment or modification to be made to, or any waiver of any provision or remedy under, the Contribution Agreement without the prior written consent of the Company and the Special Committee (such consent not to be unreasonably withheld, conditioned or delayed) if such amendment, modification or waiver would (i) impose new or additional conditions, or otherwise enhance or expand the conditions precedent to the Contribution as set forth in the Contribution Agreement or (ii) reasonably be expected to prevent or materially delay the ability of Holdco, Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

SECTION 6.08       Further Action; Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws with respect to the Transactions, and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith (including, without limitation, (x) notifying the other parties promptly of any communication (whether verbal or written) it or any of its Affiliates receives from any Governmental Authority in connection with such filings or submissions, (y) permitting the other parties to review in advance, and consulting with the other parties on, any proposed filing, submission or communication (whether verbal or written) by such party to any Governmental Authority, and (z) giving the other parties the opportunity to attend and participate at any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry); and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions.

(b) Each of the parties shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and work cooperatively in connection with obtaining the approvals of or clearances from each applicable Governmental Authority, and, without prejudice to any rights of the parties hereunder, shall consult, and cooperate and use its reasonable best efforts to (i) vigorously contest and defend all Actions by or before any Governmental Authority or by any private party challenging this Agreement or the consummation of the Transactions, and (ii) have vacated, lifted, reversed or overturned any Law (whether temporary, preliminary or permanent) that is in effect or is pending, proposed or threatened that has or would have the effect of restricting or preventing the consummation of the Merger or the other Transactions.

SECTION 6.09       Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.

SECTION 6.10       Participation in Litigation. Prior to the Effective Time, the Company shall (a) give prompt notice to Parent of any Actions commenced or, to the knowledge of the Company, threatened, against the Company and/or its directors which relate to this Agreement or the Transactions, and (b) give Parent the opportunity to participate in the defense or settlement of any shareholder Action against the Company and/or its directors relating to this Agreement or the Transactions, and no such Action shall be settled without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

SECTION 6.11       Resignations. To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company and the Company Subsidiaries designated by Parent.

SECTION 6.12       Public Announcements. Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent.  Thereafter, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press, making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation.

SECTION 6.13       Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation from the NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

SECTION 6.14       Takeover Statutes. If any Takeover Statute is or may become applicable to any of the Transactions, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions, and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this

Agreement, including all actions to eliminate or lawfully minimize the effects of such statute, regulation or provision in the Company’s memorandum and articles of association on the Merger and the other Transactions.

SECTION 6.15       Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company Equity Securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.16       Expenses. Except as otherwise specifically provided herein (including Section 6.07(c) and Section 8.06(f)), each party shall bear its own expenses in connection with this Agreement and the Transactions.  At or substantially concurrently with the Closing, the Company shall pay all outstanding reasonable and documented fees and expenses of the Company’s and the Independent Committee’s financial and legal advisors.

SECTION 6.17       Voting at the Shareholders’ Meeting. Provided there is no Change of Recommendation, Parent shall use its reasonable best efforts to cause (including by exercising any powers of attorney, irrevocable proxy, written consent, or other similar rights it may have under the Voting Agreement) all of the Rollover Shares to (a) appear at Shareholders’ Meeting (including any adjournments thereof) or otherwise be counted as present thereat for purposes of determining whether a quorum is present, and (b) be voted in favor of the authorization and approval of this Agreement and the Transactions, including the Merger.

SECTION 6.18       Amendment to Buyer Group Contracts. Without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), none of Holdco, Parent and Merger Sub shall, and shall cause their Affiliates to not, amend, modify or terminate, or waive any provision or remedy under, any Buyer Group Contract, or enter into any new agreement, arrangement or understanding with respect to the Company’s or any Company Subsidiary’s Equity Securities or matters contemplated under clauses (i) through (iii) of Section 4.13 which would, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Holdco, Parent or Merger Sub to consummate the Merger.  Holdco, Parent and Merger Sub shall provide the Company with copies of any amendment, modification, withdrawal or termination of any Buyer Group Contract or any new agreement, arrangement or understanding to which a Buyer Group Party is a party and that is entered into after the date hereof, in each case within two Business Days after the amendment, modification, withdrawal, termination or execution thereof.

SECTION 6.19       Knowledge of Inaccuracies. It is agreed that Parent shall not have any right to (a) terminate this Agreement under Section 8.04(a) or (b) claim any damage or seek any other remedy at law or in equity for any breach of or inaccuracy in any representation or warranty made by the Company in Article III to the extent that both the Founder and the Sponsor or any of its Affiliates had actual knowledge of such breach of or inaccuracy in such representation or warranty as of the date hereof.

SECTION 6.20       SAFE Registration. The Company shall use its commercially reasonable efforts to cause each Company Subsidiary incorporated in the PRC to, as soon as practicable after the date hereof, correct and update its SAFE registration in accordance with applicable SAFE requirements and complete such registration as soon as practicable thereafter.

ARTICLE VII

CONDITIONS TO THE MERGER

SECTION 7.01       Conditions to the Obligations of Each Party. The obligations of the Company, Holdco, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of each of the following conditions:

(a) Shareholder Approval.  The Requisite Company Vote shall have been obtained.

(b) No Injunction.  No Governmental Authority shall have enacted, issued, promulgated, enforced, or entered any Law which is then in effect and which restrains, enjoins, or otherwise prohibits consummation of the Merger (an “Injunction”).

SECTION 7.02       Conditions to the Obligations of Holdco, Parent and Merger Sub. The obligations of Holdco, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of each of the following additional conditions:

(a) Representations and Warranties.  The representations and warranties of the Company set forth in this Agreement (other than in Sections 3.03(a) and (b) (Capitalization), 3.04 (Authority Relative to This Agreement; Fairness), 3.08(a) (Absence of Certain Changes or Events) and 3.21 (Brokers)) shall be true and correct (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except, in each case, (x) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date, or (y) where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not constitute a Company Material Adverse Effect; (ii) in Sections 3.03(a) and (b) (Capitalization), 3.04 (Authority Relative to This Agreement; Fairness), 3.08(a) (Absence of Certain Changes or Events) and 3.21 (Brokers) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (subject, in the case of Section 3.03(a) and (b) (Capitalization), for inaccuracies that do not, individually or in the aggregate, require payments at or after the Closing under Section 2.01(a) or 2.02(a) in excess of US$100,000 (or an equivalent amount in RMB)).

(b) Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer Certificate.  The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.02(a), 7.02(b), and 7.02(d).

(d) Material Adverse Effect.  Since the date of this Agreement, there shall not have been any Company Material Adverse Effect.

SECTION 7.03       Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of each of the following additional conditions:

(a) Representations and Warranties.  The representations and warranties of Holdco, Parent and Merger Sub contained in this Agreement (disregarding for this purpose any limitation or qualification by “materiality” or “Parent Material Adverse Effect”) shall be true and correct in all respects as of the date hereof and as of the Closing, as though made on and as of such date and time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except to the extent such failures to be true and correct, individually or in the aggregate, would not have a Parent Material Adverse Effect.

(b) Agreements and Covenants.  Each of Holdco, Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c) Officer Certificate.  Each of Holdco, Parent and Merger Sub shall have delivered to the Company a certificate, dated the Closing Date, signed by one of its executive officers, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

SECTION 7.04       Frustration of Closing Conditions. Prior to the Termination Date, none of the Company, Holdco, Parent, or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied to excuse such party’s obligation to consummate the Merger if such failure was caused by such party’s failure to use the standard of efforts required from such party to consummate the Merger and the other Transactions, including as required by and subject to Section 6.07 and Section 6.08.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01       Termination by Mutual Consent. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of Parent, by action of its board of directors, and the Company, by action of the Company Board acting upon the recommendation of the Special Committee.

SECTION 8.02       Termination by Either the Company or Parent. This Agreement may be terminated by either the Company (acting upon the recommendation of the Special Committee) or Parent at any time prior to the Effective Time, if:

(a) Long Stop Date.  The Merger shall not have been consummated on or before December 3, 2013 (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 8.02(a) shall not be available to any party whose action or failure to perform or comply with the covenants and agreements of such party set forth in this Agreement shall have been the primary cause of, or resulted primarily in, the failure of the Merger to be consummated by the Termination Date and such action or failure to perform constitutes a breach of this Agreement; or

(b) Injunction.  Any Governmental Authority shall have enacted, issued, promulgated, enforced, or entered any Injunction, which shall have become final and non-appealable (whether before or after the approval of this Agreement by the shareholders of the Company referred to in Section 7.01(a)); provided, that, prior to termination pursuant to this Section 8.02(b), each of the parties shall have used its reasonable best efforts to resist, appeal, obtain consent under, resolve, or lift, as applicable, such Injunction and shall have complied in all material respects with its obligations under Section 6.08; provided, further, that, the right to terminate this Agreement pursuant to this Section 8.02(b) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have been the proximate cause of, or resulted in, such Injunction; or

(c) Company Vote.  The Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor and concluded or at any adjournment or postponement thereof.

SECTION 8.03       Termination by the Company. This Agreement may be terminated by the Company (acting upon the recommendation of the Special Committee), if:

(a) Superior Proposal.  At any time prior to the time the Requisite Company Vote is obtained, (i) the Company Board (acting on the recommendation of the Special Committee) authorizes the Company, subject to complying in all material respects with the terms of this Agreement, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, (ii) immediately prior to or substantially concurrently with the termination of this Agreement the Company enters into an Alternative Acquisition Agreement with respect to a Superior Proposal, and (iii) the Company immediately prior to or substantially concurrently with such termination pays to Parent in immediately available funds the Termination Fee required to be paid pursuant to Section 8.05.

(b) Holdco/Parent/Merger Sub Breach.  A breach or failure in any material respect of any representation, warranty or covenant of Holdco, Parent or Merger Sub set forth in this Agreement, shall have occurred, which breach would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03 and as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date; provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(b) if the Company is then in material breach of any representations, warranties or covenants hereunder such that the conditions in Section 7.01, Section 7.02(a) or Section 7.02(b) would not be satisfied; or

(c) Failure to Close.  If all the conditions set forth in Section 7.01 and Section 7.02 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) and the Company has delivered to Parent an irrevocable commitment in writing that it is ready, willing and able to consummate the Merger, and the Merger shall not have been consummated within three (3) Business Day after the delivery of such notice.

SECTION 8.04       Termination by Parent. This Agreement may be terminated by Parent, if:

(a) Company Breach.  A breach or failure in any material respect of any representation, warranty or covenant of the Company set forth in this Agreement shall have occurred, would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02 and, as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if any of Holdco, Parent and Merger Sub is then in material breach of any representations, warranties or covenants hereunder such that the conditions in Section 7.01, Section 7.03(a) or Section 7.03(b) would not be satisfied; or

(b) Company Triggering Event.  A Company Triggering Event shall have occurred.

SECTION 8.05       Effect of Termination. In the event of the termination of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto; provided, however, that the provisions set forth in this Section 8.05 and Section 6.12 (only with respect to any press release or public disclosures of the termination of this Agreement and not any other press releases issued or public disclosures made thereafter), Section 6.07(c) (with respect to Parent’s reimbursement and indemnification obligations), Section 8.06 (Fees Following Termination), Article IX, the Confidentiality Agreement and the Guaranty (to the extent set forth therein) shall survive the termination of this Agreement and abandonment of the Merger pursuant to this Article VIII.

SECTION 8.06       Fees Following Termination.

(a) In the event that:

(i) this Agreement is terminated by Parent pursuant to Section 8.04(b) (Company Triggering Event);

(ii) this Agreement is terminated by the Company pursuant to Section 8.03(a) (Superior Proposal); or

(iii) (A) prior to the Shareholders’ Meeting and after the date hereof, any person shall have made an Acquisition Proposal, which proposal has been publicly disclosed and not withdrawn, and thereafter the Company or Parent terminates this Agreement pursuant to Section 8.02(a) (Long Stop Date) or Section 8.02(c) (Company Vote) or Parent terminates this Agreement pursuant to Section 8.04(a) (Company Breach), and (B) within nine (9) months after such termination the Company or any Company Subsidiary consummates any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A)) (provided, that, for purposes of this Section 8.06(a), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”), then the Company will pay, or cause to be paid, to Parent an amount equal to $2,200,000 (less any Parent Expenses, if any, previously paid by the Company pursuant to Section 8.06(f)), except that in the event that the Company terminates this Agreement pursuant to Section 8.03(a) in order to enter into an Alternative Acquisition Agreement in connection with an Acquisition Proposal received from a Solicited Person on or before the Go-Shop Period End Date or enters into an Alternative Acquisition Agreement in connection with an Acquisition Proposal with a Person or group of Persons that at such time is an Excluded Party after the Go-Shop Period End Date, then the Company shall pay Parent a fee in the amount of $1,500,000 (in each case, the fee being the “Company Termination Fee”), in the case of a termination described in clause (i) above, no later than five (5) Business Days after such termination, in the case of a termination described in clause (ii) above, immediately prior to or substantially concurrently with such termination, or in the case of a termination described in clause (iii) above, within five (5) Business Days after the date on which the Company consummates the Acquisition Proposal referred to in sub-clause (iii)(B) above.  Notwithstanding the foregoing, in no event shall the Company be required to pay the Company Termination Fee on more than one (1) occasion.

(b) In the event that this Agreement is terminated by the Company pursuant to Section 8.03(b) (Holdco/Parent/Merger Sub Breach) or Section 8.03(c) (Failure to Close), then Parent will pay, or cause to be paid, to the Company an amount equal to $3,650,000 (the “Parent Termination Fee”) no later than five (5) Business Days after such termination (it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion).

(c) In the event that the Company fails to pay the amount due under Section 8.06(a) or Section 8.06(f), or Parent fails to pay the amount due under Section 8.06(a), when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for all costs and expenses actually incurred or accrued by the other party (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.06, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that the Company Termination Fee or Parent Termination Fee, as the case may be, became due, at prime rate of Citibank, N.A in effect on the date such payment was required to be made through the date of payment.  Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(d) Each of the Company, Holdco, Parent, and Merger Sub acknowledges that (i) the agreements contained in this Section 8.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.06(a) or Section 8.06(b) are not a penalty, but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.06, the parties hereto would not have entered into this Agreement.

(e) Notwithstanding anything to the contrary in this Agreement, (i) the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to this Section 8.06 (including the right to enforce the Guaranty with respect thereto) shall, subject to Section 9.07, be the sole and exclusive remedy of the Company and its Affiliates against Holdco, Parent, Merger Sub, the Guarantors, the Financing Sources, and any of their respective former, current, or future general or limited partners, shareholders, managers, members, directors, officers, affiliates, employees, representatives or agents of the foregoing (collectively, the “Parent Related Parties”) for any loss suffered as a result of any breach of any covenant or agreement in this Agreement, the failure of the Merger or other Transactions to be consummated, for a breach or failure to perform hereunder, or otherwise relating to or arising out of this Agreement, the Merger or the other Transactions contemplated hereby, and none of Holdco, Parent or Merger Sub or the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that such parties shall remain obligated for, and the Company and the Company Subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreement, any reimbursement obligations of Parent pursuant to Section 8.06(c) and the indemnification, reimbursement and expense obligations contained in Section 6.07(c)), and the Guaranty, and (ii) Parent’s right to terminate this Agreement and receive the Company Termination Fee pursuant to this Section 8.06 and the Parent Expenses (as applicable) shall, subject to Section 9.07, be the sole and exclusive remedy of the Parent Related Parties against the Company, the Company Subsidiaries and any of their respective former, current, or future general or limited partners, shareholders, managers, members, directors, officers, affiliates, employees, representatives or agents of the foregoing for any loss suffered as a result of any breach of any covenant or agreement in this Agreement or the failure of the Merger or other Transactions to be consummated, for a breach or failure to perform hereunder, or otherwise relating to or arising out of this Agreement, the Merger or the other Transactions, and upon Parent’s receipt and acceptance of the Company Termination Fee and/or and Parent Expenses (as applicable) from the Company pursuant to this Section 8.06, none of the Company, the Company Subsidiaries or any of their respective former, current, or future general or limited partners, shareholders, managers, members, directors, officers, affiliates, employees, representatives or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except for any reimbursement obligations of the Company pursuant to Section 8.06(c)).

(f) In the event this Agreement is terminated by Parent pursuant to Section 8.04(a) (Company Breach), then the Company shall, within thirty (30) Business Days following receipt of an invoice, therefor, reimburse Parent or its designees for all of Parent’s reasonably documented out-of-pocket fees and expenses (including reasonable legal fees and expenses) actually incurred by Parent and its Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement (including the Financing) up to a maximum amount equal to $500,000 (the “Parent Expenses”) by wire transfer of same day funds to one or more accounts designated by Parent; provided, that the existence of circumstances which could require the Company Termination Fee to become subsequently payable by the Company pursuant to Section 8.06(a) shall not relieve the Company of its obligations to pay the Parent Expenses pursuant to this Section 8.06(f); provided, further, that the payment by the Company of Parent Expenses pursuant to this Section 8.06(f) shall not relieve the Company of any subsequent obligation to pay the Company Termination Fee pursuant to Section 8.06(a) except to the extent indicated in Section 8.06(a).

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01       Non-Survival of Representations, Warranties and Agreements. The representations, warranties, covenants and agreements in this Agreement and in any certificate delivered pursuant hereto, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall terminate at the Effective Time, except for those covenants and agreements contained herein to the extent that by their terms apply or are to be performed in whole or in part after the Effective Time.

SECTION 9.02       Notices. All notices and other communications hereunder shall be in writing (in the English language) and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.  All notices hereunder shall be delivered to the addresses set forth below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

(i) if to Holdco, Parent or Merger Sub:

c/o Intertrust Corporate Services (Company) Limited
87 Mary Street
Georgetown, Grand Cayman KY1-9005
Cayman Islands
Attention:                      Mr. Boris Brady
Facsimile:                      +1 345 945 4757

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004, PRC
Attention:                      Michael Gisser
        Peter Huang
Facsimile:                      +86 (10) 6535 5577

with a copy to:

Wilson Sonsini Goodrich & Rosati, P.C.
38 F, Unit 03
88 Century Boulevard
Pudong, Shanghai 200121
People’s Republic of China
Attention:                      Ms. Zhan Chen
Facsimile:                       +86 21 6165 1799

(ii) if to the Company:

Star City International Building,
10 Jiuxianqiao Road, C-16th Floor
Chaoyang District
Beijing, PRC 100016

Attention:                      Judy Tu
Facsimile:                      +86 10 6431 1050

with a copy to:

O’Melveny & Myers LLP
Yin Tai Centre, Office Tower, 37th Floor
No. 2 Jianguomenwai Ave.
Chao Yang District
Beijing 100022
Attention:                      David J. Roberts
          Paul Scrivano
Facsimile:                      +86 10 6563 4201

SECTION 9.03                               Certain Definitions.

(a) For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that contains provisions that are not less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement and shall not prohibit the Company from providing information to Parent, which the Company is required to provide pursuant to Section 6.04(a), 6.04(c), and 6.04(d).

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Applicable Anti-bribery Laws” means any anti-bribery or anti-corruption laws, such as the United States Foreign Corrupt Practices Act, the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, if applicable, and all other anti-bribery and anti-corruption laws to which the Company and the Company Subsidiaries are subject.

“beneficial owner”, “beneficially owned”, “beneficially owning” and terms correlative thereto, with respect to any Shares, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York, Hong Kong and the PRC.

“Buyer Group Parties” means, Holdco, Parent, Merger Sub, the Rollover Holders and the Sponsor.

“Company Disclosure Letter” means the disclosure schedule delivered to Holdco, Parent and Merger Sub by the Company on the date hereof.

“Company Equity Award” means each Company Option and each Company Restricted Share granted under the Stock Incentive Plans.

“Company Material Adverse Effect” means any development, fact, circumstance, condition, event, change, occurrence or effect, individually or in the aggregate, that would have or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and the Company Subsidiaries taken as a whole, including any products liability or food safety investigations or claims, other than any development, fact, circumstance, condition, event, change, occurrence or effect resulting from (A) changes in general economic, financial market, business or geopolitical conditions or general economic or regulatory, legislative or political conditions in any geographic region in which the Company and the Company Subsidiaries conduct business to the extent the Company and the Company Subsidiaries are not materially and disproportionately affected thereby relative to other companies in the same industry, (B) changes or developments in any of the industries in which the Company or the Company Subsidiaries operate, (C) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof after the date of this Agreement, to the extent the Company and the Company Subsidiaries are not materially and disproportionately affected thereby relative to other companies in the same industry, (D) any change in the price or trading volume of the Shares or any change or prospective change in the Company’s credit ratings, in and of itself (provided, that, the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), (E) any outbreak or escalation of hostilities or war or any act of terrorism, (F) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides or other natural disasters, (G) any actions taken pursuant to the express terms of this Agreement or at the written request of Holdco, Parent or Merger Sub, (H) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), (I) the announcement of this Agreement and the transactions contemplated hereby, including the initiation of litigation by any person with respect to this Agreement, and including any termination of, reduction in or other negative impact on relationships or dealings, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Company and the Company Subsidiaries due to the announcement and performance of this Agreement or the identity of the parties to this Agreement, or (J) the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein, provided, that any development, fact, circumstance, event, change, occurrence or effect referred to in the foregoing clauses (A), (B), (C), (E) and (F), may be taken into account in determining whether or not there has been a Company Material Adverse Effect to the extent such development, fact, circumstance, event, change, occurrence or effect has a materially disproportionately adverse effect on the Company and the Company Subsidiaries taken as a whole, as compared to other companies in the industries in which the Company and the Company Subsidiaries operate.

“Company Option” means each option to purchase Shares under the Stock Incentive Plans.

“Company Restricted Share” means each restricted share award granted under the Stock Incentive Plans.

“Company Subsidiary” means each person which is a subsidiary of the Company.

“Company Triggering Event” shall be deemed to have occurred if (i) there shall have been a Change of Recommendation; (ii) the Company enters into an Alternative Acquisition Agreement; (iii) the Company shall have failed to include in the Proxy Statement the Company Recommendation; (iv) with respect to the receipt of an Acquisition Proposal (other than a tender offer or exchange offer that is subject to Regulation 14D under the Exchange Act), the Company Board fails to reaffirm its recommendation in favor of the approval of this Agreement and the approval of the Merger within five (5) Business Days after Parent requests in writing that such recommendation be reaffirmed (provided, that Parent may not make more than one such request per Acquisition Proposal); or (v) a tender offer or exchange offer that is subject to Regulation 14D under the Exchange Act which constitutes an Acquisition Proposal (other than by Parent or any of its affiliates) is commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act), and the Company Board fails to recommend against acceptance of such tender offer or exchange offer by its shareholders (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer), within ten (10) Business Days after commencement (within the meaning of Rule 14d-2 promulgated under the Exchange Act).

“Confidentiality Agreement” means the confidentiality agreement, dated as of November 19, 2012, between Morgan Stanley Asia Limited and the Company.

“Consortium Agreement” means that certain Consortium Agreement dated as of October 3, 2012, by and between Mr. You-Bin Leng and MSPEA IMF Holding Limited.

“Contract” means any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, franchise or other instrument.

“Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

“Environmental Laws” means all foreign, federal, state, or local laws, statutes, regulations, ordinances, codes, or decrees relating to (a) Releases or threatened

Releases or Hazardous Materials, (b) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Materials, (c) the environment, or (d) the protection of human health and safety.

“Environmental Permits” means all permits, licenses, registrations, approvals, and other authorizations required under applicable Environmental Laws.

“Equity Securities” shall mean any share, capital stock, registered capital, partnership, member or similar interest in any entity and any option, warrant, right or security convertible, exchangeable or exercisable therefor or any other instrument or right the value of which is based on any of the foregoing.

“Exchange Act” means the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option.

“Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing and, if applicable, the Alternative Financing (other than the Equity Financing and the Contribution Agreement) in connection with the transactions contemplated hereby, including the parties to the Debt Financing Agreement, the Alternative Financing Agreements, if applicable, and any joinder agreements relating thereto.

“Governmental Authority” means any nation or government, any agency, self-regulatory body, public, regulatory or taxing authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal.

“Governmental Official” means an official, employee, or representative of any Governmental Authority or enterprise partially or wholly owned or controlled by a Governmental Authority.

“Hazardous Materials” means any substance or waste defined and regulated as hazardous, acutely hazardous, or toxic under applicable Environmental Laws.

“Intellectual Property” means (a) United States, non-United States and international patents, patent applications and statutory invention registrations, (b) trademarks, service marks, trade dress, logos, trade names, corporate names and other source identifiers, and registrations and applications for registration thereof, (c) copyrightable works, copyrights, and registrations and applications for registration thereof, and (d) confidential and proprietary information, including trade secrets and know-how.

“knowledge” means, with respect to the Company, the knowledge, after reasonable inquiry and investigation, of the individuals listed in Section 9.03(a) of the Company Disclosure Letter, and with respect to any other party hereto, the actual knowledge of the directors and executive officers of such party, in each case, after due inquiry.

“Liens” means any security interest, pledge, hypothecation, mortgage, lien, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

"person" means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Parent Material Adverse Effect” means any event, change, occurrence or effect that would or would reasonably be expected to prevent or materially hinder, delay or impede the performance by Holdco, Parent or Merger Sub of its obligations under this Agreement or the consummation of any of the Transactions, including the Merger.

“Permitted Liens” means (i) mechanics’, carriers’, workers’, and repairers’ Liens arising or incurred in the ordinary course of business that are not material to the business, operations and financial condition or the property of the Company so encumbered and that are not resulting from a breach, default or violation by the Company of any Contract or Law, (ii) Liens for Taxes, assessments and other governmental charges and levies that are not due and payable or that may thereafter be paid without interest or penalty, (iii) zoning, entitlement and other land use and environmental regulations by any Governmental Authority, provided, that such regulations have not been materially violated, (iv) any matter listed in or referred to in any title policy, search or report which was made available to Parent prior to the date of this Agreement, (v) any immaterial Lien which does not interfere with day-to-day operations of the business of the Company and the Company Subsidiaries, (vi) limitations or restrictions under any lease or other Contract or otherwise imposed by the Law of PRC or another Governmental Authority, having jurisdiction over any real property owned or leased by the Company or any Company Subsidiary and/or operations thereat, (vii) limitations or restrictions on transfers imposed by the Securities Act, blue sky Laws, and comparable foreign Laws governing securities, provided, that there is no material violation thereunder that has resulted in such limitations or restrictions, and (viii) non-exclusive licenses to Intellectual Property of the Company or any of the Company Subsidiaries granted in the ordinary course of business;

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, deposit, dumping, emptying, disposal, discharge, dispersal, leaching, or migration into the indoor or outdoor environment, or into or out of any property.

“Regulation S-K” means Regulation S-K promulgated under the Securities Act.

“Representatives” means, when used with respect to Holdco, Parent, Merger Sub, the Company or any other person, the directors, officers, employees, agents, consultants, financial advisors, accountants, legal counsel, investment bankers, lenders, and other agents, advisors and representatives of Holdco, Parent, Merger Sub, the Company or any other person, as applicable, and their respective subsidiaries;

“Requisite Company Vote” means the approval of the Merger by the affirmative vote of (i) holders of Shares as of the record date of the Shareholders’ Meeting (or any postponement or adjournment thereof) representing at least a majority of the issued and outstanding Shares in accordance with the requirement of the Company’s Articles of Incorporation, Bylaws, and the URBCA, and (ii) holders of Shares (other than the Buyer Group Parties) as of the record date of the Shareholders’ Meeting (or any postponement or adjournment thereof), representing at least a majority of the issued and outstanding Shares (other than the Rollover Shares).

“Social Security Benefits” means any social insurance, pension insurance benefits, medical insurance benefits, work-related injury insurance benefits, maternity insurance benefits, unemployment insurance benefits and public housing reserve fund benefits or similar benefits, in each case as required by any applicable Law or contractual arrangements.

“Stock Incentive Plans” means, collectively, the Company’s 2003 Stock Incentive Plan and the Company’s 2009 Stock Incentive Plan, and all amendments and modifications thereto.  “Stock Incentive Plan” means any one of the foregoing plans.

“Subsidiary” or “Subsidiaries” of any person means any corporation, partnership, joint venture or other legal entity: (i) of which voting power to elect a majority of the board of directors or others performing similar functions with respect to such organization is held directly or indirectly by such person or by any one or more of such person’s subsidiaries, (ii) of which at least fifty percent (50%) of the equity interests is controlled by such person by any one or more of such person’s subsidiaries, (iii) of which such party or any subsidiary of such party is a general partner, or (iv) that would otherwise be deemed a “subsidiary” under Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent or any of its Affiliates or Representatives.

(b) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

Action	§ 3.09
Acquisition Proposal	§ 6.04(h)
Agreement	Preamble
Alternative Acquisition Agreement	§ 6.04(e)
Alternative Financing	§ 6.07(b)
Alternative Financing Agreements	§ 6.07(b)
Ancillary Debt Agreement	§ 6.07(c)
Applicable Date	§ 3.07(a)
Articles of Incorporation	§ 3.02
Articles of Merger	§ 1.03
Book-Entry Shares	§ 2.04(b)
Buyer Group Contracts	§ 4.13
Bylaws	§ 3.02
Change of Recommendation	§ 6.04(e)
Closing	§ 1.02
Closing Date	§ 1.02
Company	Preamble
Company Board	Recitals
Company Personnel	§ 3.10(a)
Company Plan	§ 3.10(c)
Company Recommendation	§ 3.04(b)
Company SEC Reports	§ 3.07(a)
Company Termination Fee	§ 8.06(a)
Contribution	§ 4.04(a)
Contribution Agreement	Recitals
Damages	§ 6.05(c)
Debt Financing	§ 4.04(a)
Debt Financing Agreement	§ 4.04(a)
Dissenting Shares	§ 2.03(a)
Effective Time	§ 1.03
Equity Commitment Letters	§ 4.04(a)
Equity Financing	§ 4.04(a)
ERISA	§ 3.10(d)
ERISA Affiliate	§ 3.10(c)
Excluded Party	§ 6.04(b)
Exchange Fund	§ 2.04(a)
Excluded Shares	§ 2.01(a)
Financial Advisor	§ 3.04(c)
Financing	§ 4.04(a)
Financing Documents	§ 4.04(a)
Foreign Benefit Plan	§ 3.10(l))
Founder	Recitals
Founder Equity Commitment Letter	§ 4.04(a)
Founder Equity Financing	§ 4.04(a)
GAAP	§ 3.07(b)
Go-Shop Period End Date	§ 6.04(a)
Guarantors	Recitals
Holdco	Preamble

Defined Term	Location of Definition

Indemnified Parties	§ 6.05(a)
Injunction	§7.01(b)
Law	§ 3.05(a)
Lenders	§ 4.04(a)
Major Customer	§ 3.15
Major Supplier	§ 3.15
Material Company Permits	§ 3.06(a)
Material Contracts	§ 3.14(a)
Merger	Recitals
Merger Consideration	§ 2.01(a)
Merger Sub	Preamble
New Facility	§ 5.01(p)
Notice	§ 6.04(f)
NYSE	§ 3.05(b)
OFAC Sanctions	§ 3.06(e)
Onshore Debt Financing Agreements	Recitals
Option Payments	§ 2.02(a)(i)
Parent	Preamble
Parent Related Parties	§ 8.06(e)
Parent Termination Fee	§ 8.06(b)
Paying Agent	§ 2.04(a)
PRC	§ 3.06
Proxy Statement	§ 6.01(a)
Rollover Holders	Recitals
Rollover Shares	Recitals
SAFE	§ 3.06(a)
Sarbanes-Oxley Act	§ 3.07(d)
SEC	§ 3.05(b)
Securities Act	§ 3.07(a)
Share Certificates	§ 2.01(a)
Shareholders’ Meeting	§ 6.02(a)
Shares	§ 2.01(a)
Solicited Person	§ 6.04(a)
Special Committee	Recitals
Sponsor	Recitals
Sponsor Equity Commitment Letter	§ 4.04(a)
Sponsor Equity Financing	§ 4.04(a)
Superior Proposal	§ 6.04(h)
Surviving Corporation	§ 1.01
Takeover Statute	§ 3.18
Terminated Acquisition Proposal	§ 6.04(b)
Termination Date	§ 8.02(a)
Transactions	Recitals
Utah Division	§ 1.03
URBCA	Recitals
Voting Agreement	Recitals

SECTION 9.04       Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 9.05       Entire Agreement; Assignment. This Agreement (including the exhibits and schedules hereto), the Company Disclosure Letter, the Contribution Agreement, the Voting Agreement, the Confidentiality Agreement, the Financing Documents and the Guaranty constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.  This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Merger Sub may assign all (but not less than all) of its rights, interests and obligations under this Agreement to another company all of the outstanding voting securities of which are owned by Parent, but no such assignment shall relieve Holdco, Parent or Merger Sub of its obligations hereunder if such assignee does not perform such obligations.  Any purported assignment in violation of this Agreement will be void ab initio.

SECTION 9.06       Parties in Interest. Except as provided in Section 6.05, Section 8.06(e) and Article I (but, in the case of Article I, only with respect to holders of Shares, Company Options and Company RSUs and only after the Effective Time), the parties hereto hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.  The parties hereto further agree that the rights of third-party beneficiaries under Section 6.05 shall not arise unless and until the Effective Time occurs.  The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.  Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.11 without notice or liability to any other person.  In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto.  Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

SECTION 9.07       Specific Performance.

(a) The parties agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of them hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions.  Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

(b) Notwithstanding anything in this Agreement to the contrary, it is explicitly agreed that the Company shall be entitled to obtain an injunction, specific performance or other equitable remedies to enforce Holdco’s, Parent’s and Merger Sub’s obligation to cause the Sponsor to fund the Sponsor Equity Financing, to cause the Founder to fund the Founder Equity Financing and to consummate the Merger, but only in the event that each of the following conditions has been satisfied: (i) all conditions in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or, if permissible, waived in accordance with this Agreement, (ii) Holdco, Parent and Merger Sub have failed to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.02, (iii) the Debt Financing (or, if applicable, the Alternative Financing) has been funded or will be funded at the Closing in accordance with the terms thereof if the Equity Financing is funded at the Closing, and (iv) the Company has irrevocably confirmed in writing that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur.  For the avoidance of doubt, in no event shall the Company be entitled to enforce or seek to enforce specifically Holdco’s right to cause the Equity Financing to be funded or to consummate the Merger if the Debt Financing (or, if applicable, the Alternative Financing) has not been funded (or will not be funded at the Closing if the Equity Financing is funded at the Closing).

(c) Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that either party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. In seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, no party shall be required to provide any bond or other security in connection with any such order or injunction.

(d) Until such time as Parent pays the Parent Termination Fee, the remedies available to the Company pursuant to this Section 9.07 shall be in addition to any other remedy to which it is entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit the Company from, in the alternative, seeking to terminate this Agreement and collect the Parent Termination Fee under Section 8.06.  For the avoidance of doubt, under no circumstances shall the Company be permitted or entitled to receive both (i) a grant of injunction, specific performance or other equitable relief under this Section 9.07 that results in a Closing and (ii) monetary damages, including all or any portion of the Parent Termination Fee

(e) Until such time as the Company pays the Company Termination Fee, the remedies available to each of Holdco, Parent and Merger Sub pursuant to this Section 9.07 shall be in addition to any other remedy to which they are entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit Holdco, Parent or Merger Sub from, in the alternative, seeking to terminate this Agreement and collect the Company Termination Fee under Section 8.06.  For the avoidance of doubt, under no circumstances shall Parent be permitted or entitled to receive both (i) a grant of injunction, specific performance or other equitable relief under this Section 9.07 that results in a Closing and (ii) monetary damages, including all or any portion of the Company Termination Fee or Parent Expenses.

(f) For the avoidance of doubt, (i) under no circumstances will the Company be entitled to monetary damages in excess of the aggregate amount of (A) the Parent Termination Fee, (B) any reimbursement obligation of Parent pursuant to Section 8.06(c) and (C) the indemnification, reimbursement and expense obligations of Parent contained in Section 6.07(c), and (ii) under no circumstances will Holdco, Parent or Merger Sub be entitled to monetary damages in excess of the aggregate amount of (A) the Company Termination Fee, (B) any reimbursement obligation of the Company pursuant to Section 8.06(c) and (C) any reimbursement obligation of the Company pursuant to Section 8.06(f).

(g) If a party hereto brings any Action to enforce specifically the performance of the terms and provisions hereof by the other parties, the Termination Date shall automatically be extended by the amount of time during which such Action is pending, plus twenty (20) Business Days.

SECTION 9.08       Governing Law. This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof, except that the following matters arising out of or relating to this Agreement shall be construed, performed and enforced in accordance with the Laws of the State of Utah:  the Merger, the vesting of the rights, property, choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts and liabilities of the Merger Sub in the Company, the cancellation of the Shares, the rights of holders of Dissenting Shares under the URBCA, the fiduciary or other duties of the Company Board and the board of directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.  All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York, provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York.  Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising under the laws of the State of New York out of or relating to this Agreement brought by any party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement, or the transactions contemplated by this Agreement, may not be enforced in or by any of the above-named courts.

SECTION 9.09       Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

SECTION 9.10       Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger.  This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

SECTION 9.11       Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

SECTION 9.12       Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.13       Counterparts. This Agreement may be executed and delivered (including by facsimile, “.pdf” ,or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

[The remainder of the page is intentionally left blank.]

IN WITNESS WHEREOF, Holdco, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Diamond Infant Formula Holding Limited

By	/s/ You-Bin Leng
Name: You-Bin Leng
Title: Director

Platinum Infant Formula Holding Limited

By	/s/ You-Bin Leng
Name: You-Bin Leng
Title: Director

Infant Formula Merger Sub Holding Inc.

By	/s/ You-Bin Leng
Name: You-Bin Leng
Title: Director

Feihe International, Inc.

By	/s/ David Dong
Name: David Dong
Title: Director

[Signature Page to Agreement and Plan of Merger]